UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

JUNE 30, 2013

CE-0601-13

REPORT OF QUARTERLY INFORMATION REVIEW

To the Shareholders, Board Members and Directors of

TELEFÔNICA BRASIL S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim accounting information of TELEFÔNICA BRASIL S.A. and subsidiaries, contained in the ITR (Quarterly Information Form), referring to the quarter ended on June 30, 2013, which comprises the balance sheet and related statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, including the notes thereto.

The management is responsible for the preparation of the individual interim accounting information according to CPC Technical Pronouncement CPC 21 – Interim Statement and interim consolidated accounting information according to CPC 21 and international standard IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of such information according to standards issued by CVM (SEC), applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standards of review of interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly to those responsible for financial and accounting matters, and the application of analytical procedures and other review procedures.

The scope of a review is significantly less in scope than an audit and, consequently, it did not allow us to obtain assurance that we became aware of all significant matters which could be identified in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with the Brazilian SEC (CVM) regulations.

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Emphasis

Restatement of corresponding amounts

As mentioned in note 2, as a consequence of changes in the accounting policy introduced by the adoption of IFRS 11, the corresponding amounts, individual and consolidated, related to the balance sheet of the year ended December 31, 2012, and the interim accounting information related to the statement of income, of comprehensive income, of changes in shareholders’ equity, of cash flow and of value added (supplementary information), referring to the six-month period ended June 30, 2013, presented for comparison purposes, were adjusted and are being restated according to CPC 23 – Políticas Contábeis, Mudança de Estimativa e Retificação de Erro (Accounting Policies, Change in Estimate and Ratification of Error) and CPC 26(R1) - Apresentação das Demonstrações Contábeis (Presentation of Financial Statements). Our conclusion did not change regarding this matter.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated statement of value added (SVA), referring to the six-month period ended June 30, 2013, the presentation of which in the interim information is required according to standards issued by CVM, regulations applicable to the preparation of the Quarterly Information – ITR and considered as supplementary information by IFRS’s standards, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we have no knowledge of any fact which could make us believe that they were not prepared, in all material aspects, in accordance with individual and consolidated interim accounting information taken as a whole.

São Paulo, July 22, 2013.

CRC Nº 2SP013002/O-3

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

TELEFÔNICA BRASIL S. A.
Balance sheets
June 30, 2013 and December 31, 2012
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	6.30.13	12.31.12	6.30.13	12.31.12	LIABILITIES AND EQUITY	Note	6.30.13	12.31.12	6.30.13	12.31.12

CURRENT ASSETS		8,570,644	6,515,094	17,227,068	16,209,181	CURRENT LIABILITIES		7,270,046	5,910,070	13,788,884	13,536,792
Cash and cash equivalents	3	4,367,490	3,079,282	7,779,199	7,133,485	Personnel, social charges and benefits	13	155,313	205,780	368,480	416,252
Short-term investments pledged as collateral	3	-	-	253,472	-	Trade accounts payable	14	2,149,398	2,191,047	5,915,604	5,889,068
Trade accounts receivable, net	4	2,143,996	2,150,724	5,355,643	5,512,272	Taxes, charges and contributions	15	478,061	529,055	1,375,270	1,781,250
Inventories	5	27,015	24,403	502,803	387,809	Loans and financing	16.1	774,617	743,941	1,282,943	1,255,323
Taxes recoverable	6.1	529,295	602,328	1,969,172	2,052,421	Debentures	16.2	723,698	702,215	723,698	702,215
Judicial deposits and garnishments	7	-	-	131,823	126,625	Dividends and interest on equity	17	1,973,655	467,831	1,973,655	467,831
Derivative transactions	34	59,948	39,197	64,918	41,109	Provisions	18	367,098	334,852	527,445	496,790
Prepaid expenses	8	138,786	26,610	858,426	248,337	Derivative transactions	34	7,970	8,747	45,146	29,586
Dividends and interest on equity	17	1,099,939	394,105	1,140	1,140	Deferred income	19	67,385	69,743	798,832	734,573
Other assets	9	204,175	198,445	310,472	705,983	Reverse split of fractional shares		345,793	345,953	389,349	389,510
						Authorization license		-	-	58,530	994,977
NONCURRENT ASSETS		50,440,337	51,067,347	53,370,078	54,041,911	Other liabilities	20	227,058	310,906	329,932	379,417
Short-term investments pledged as collateral	3	23,881	23,920	110,719	109,708
Trade accounts receivable, net	4	-	-	224,671	93,378	NONCURRENT LIABILITIES		8,430,396	6,991,251	13,497,723	12,033,180
Taxes recoverable	6.1	284,319	549,225	484,449	738,965	Taxes, charges and contributions	15	28,890	30,057	514,523	488,749
Deferred taxes	6.2	-	-	1,045,989	1,027,888	Deferred taxes	6.2	1,366,004	1,216,651	1,372,754	1,216,651
Judicial deposits and garnishments	7	3,196,738	3,068,256	4,151,964	3,909,268	Loans and financing	16.1	375,461	582,422	3,427,889	3,756,001
Derivative transactions	34	20,201	21,465	374,697	286,278	Debentures	16.2	3,556,515	2,253,690	3,556,515	2,253,690
Prepaid expenses	8	13,782	16,720	26,930	31,396	Provisions	18	2,634,820	2,457,632	3,784,559	3,453,637
Other assets	9	201,351	75,587	126,469	92,308	Derivative transactions	34	-	3,733	21,007	26,545
Investments	10	21,361,644	21,561,061	132,781	142,881	Deferred income	19	41,520	39,022	262,734	303,362
Property, plant and equipment, net	11	10,051,716	10,020,263	17,085,082	17,604,144	Post-retirement benefit plans	33	386,472	372,368	407,289	392,269
Intangible assets, net	12	15,286,705	15,730,850	29,606,327	30,005,697	Other liabilities	20	40,714	35,676	150,453	142,276

						TOTAL EQUITY		43,310,539	44,681,120	43,310,539	44,681,120

						EQUITY		43,310,539	44,681,120	43,310,539	44,681,120
						Capital	21	37,798,110	37,798,110	37,798,110	37,798,110
						Capital reserves	21	2,686,897	2,686,897	2,686,897	2,686,897
						Income reserves	21	1,100,000	1,100,000	1,100,000	1,100,000
						Premium on acquisition of non-controlling interest	21	(70,448)	(70,448)	(70,448)	(70,448)
						Other comprehensive income	21	12,935	17,792	12,935	17,792
						Proposed additional dividend	21	-	3,148,769	-	3,148,769
						Retained earnings	21	1,783,045	-	1,783,045	-

TOTAL ASSETS		59,010,981	57,582,441	70,597,146	70,251,092	TOTAL LIABILITIES AND EQUITY		59,010,981	57,582,441	70,597,146	70,251,092

TELEFÔNICA BRASIL S. A.
Income statements
Six-month periods ended June 30, 2013 and 2012
(In thousands of reais)

		Company		Consolidated
	Note	2013	2012	2013	2012

OPERATING REVENUE, NET	22	6,284,351	6,445,441	17,046,989	16,551,720

Cost of services rendered and products sold	23	(4,097,346)	(3,713,895)	(8,798,819)	(8,113,872)

GROSS PROFIT		2,187,005	2,731,546	8,248,170	8,437,848

OPERATING INCOME (EXPENSES)		(182,572)	(448,998)	(5,772,404)	(5,169,475)
Selling expenses	24	(1,504,737)	(1,597,374)	(4,517,671)	(4,308,701)
General and administrative expenses	25	(349,739)	(375,536)	(1,177,126)	(1,102,351)
Equity pick-up	10	1,801,316	1,620,591	(2,061)	1,224
Other operating income (expenses), net	26	(129,412)	(96,679)	(75,546)	240,353

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)		2,004,433	2,282,548	2,475,766	3,268,373

Financial income	27	263,076	299,540	748,996	619,217
Financial expenses	27	(389,502)	(347,022)	(839,059)	(748,932)

INCOME BEFORE TAXES		1,878,007	2,235,066	2,385,703	3,138,658

Income and social contribution taxes	28	(153,577)	(191,501)	(661,273)	(1,096,508)

NET INCOME FOR THE PERIOD		1,724,430	2,043,565	1,724,430	2,042,150

Attributable to:
Non-controlling interest		-	-	-	(1,415)
Controlling interest		1,724,430	2,043,565	1,724,430	2,043,565

Base and diluted earnings per common share		1.44	1.71
Basic and diluted earnings per preferred share		1.58	1.88

TELEFÔNICA BRASIL S. A.
Statements of changes in equity
Period ended June 30, 2013
(In thousands of reais)
			Capital reserve			Income reserves			Other comprehensive income
	Capital	Premium on acquisition of non-controlling interest	Special goodwill reserve	Capital reserve	Treasury stock	Legal reserve	Retained earnings	Additional proposed dividends	Financial instruments available for sale	Derivative transactions	Translation difference of investments abroad	Company equity	Non-controlling interest	Total equity

Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785

Additional dividend proposed for 2011	-	-	-	-	-	-	-	(1,953,029)	-	-	-	(1,953,029)	-	(1,953,029)
Expired dividends and interest on equity	-	-	-	-	-	-	62,340	-	-	-	-	62,340	-	62,340
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	-	(32,768)	-	(32,768)
Noncontrolling interest	-	(40,519)	-	-	-	-	-	-	-	-	-	(40,519)	(3,653)	(44,172)
Other comprehensive income	-	-	-	-	-	-	-	-	(7,561)	(2,851)	2,541	(7,871)	-	(7,871)
Net income for the period	-	-	-	-	-	-	2,043,565	-	-	-	-	2,043,565	(1,415)	2,042,150

Balances at June 30, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	877,322	2,105,905	-	2,323	(856)	(1,818)	43,397,435	-	43,397,435

Expired dividends and interest on equity	-	-	-	-	-	-	27,352	-	-	-	-	27,352	-	27,352
Other changes in equity	-	-	-	-	-	-	(3,240)	-	-	-	-	(3,240)	-	(3,240)
Repurchase of shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	(46,056)	-	3,907	11,046	3,190	(27,913)	-	(27,913)
Net income for the year	-	-	-	-	-	-	2,410,008	-	-	-	-	2,410,008	-	2,410,008
Allocation of income:
Legal reserve	-	-	-	-	-	222,678	(222,678)	-	-	-	-	-	-	-
Interim dividends	-	-	-	-	-	-	(1,122,522)	-	-	-	-	(1,122,522)	-	(1,122,522)
Proposed additional dividend	-	-	-	-	-	-	(3,148,769)	3,148,769	-	-	-	-	-	-

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	3,148,769	6,230	10,190	1,372	44,681,120	-	44,681,120

Additional dividend proposed for 2012	-	-	-	-	-	-	-	(3,148,769)	-	-	-	(3,148,769)	-	(3,148,769)
Expired dividends and interest on equity	-	-	-	-	-	-	59,045	-	-	-	-	59,045	-	59,045
Other comprehensive income	-	-	-	-	-	-	(430)	-	(8,202)	(1,048)	4,393	(5,287)	-	(5,287)
Net income for the period	-	-	-	-	-	-	1,724,430	-	-	-	-	1,724,430	-	1,724,430

Balances at June 30, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	1,783,045	-	(1,972)	9,142	5,765	43,310,539	-	43,310,539

Outstanding shares (in thousands)														1,123,269
VPA – Equity value of Company’s shares														38.56

TELEFÔNICA BRASIL S. A.
Cash flow statements
Six-month periods ended June 30, 2013 and 2012
(In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012
Cash generated by operating activities

Income before taxes	1,878,007	2,235,066	2,385,703	3,138,658

Items not affecting cash

Expenses (revenue) not representing changes in cash	37,796	225,537	3,886,606	2,845,701
Depreciation and amortization	1,345,096	1,306,276	2,845,289	2,669,989
Foreign exchange variation on loans	13,494	8,774	40,991	16,374
Monetary variations	48,808	16,603	61,350	(28,616)
Equity pick-up	(1,801,316)	(1,620,591)	2,061	(1,224)
Gain (loss) on assets write-off/disposal	(57,629)	7,447	(139,517)	(382,581)
Provision for impairment of accounts receivable	154,474	145,434	402,103	340,387
Provision(reversal) of accounts payable	(8,610)	122,767	28,586	(262,659)
Provision (write-offs and reversals) for impairment of inventory	3,033	(2,514)	11,506	8,697
Pension plans and other post-employment benefits	13,296	(3,617)	13,159	(8,109)
Provisions for tax, labor, civil and regulatory contingencies	165,638	123,525	332,444	230,258
Interest expenses	161,894	121,621	268,910	253,242
Reversal of provision for demobilization	(3,821)	(188)	12,954	(1,819)
Provision for customer loyalty programs	-	-	6,770	11,762
Investment losses	3,439	-	-	-

(Increase) decrease in operating assets	(397,261)	80,935	(1,484,734)	(413,728)
Trade accounts receivable	(147,746)	(121,422)	(376,767)	(188,018)
Inventories	(5,645)	2,587	(126,500)	(24,112)
Taxes recoverable	12,527	387,650	(298,088)	366,821
Other current assets	(105,485)	(11,377)	(499,716)	(346,279)
Other noncurrent assets	(150,912)	(176,503)	(183,663)	(222,140)

Increase (decrease) in operating liabilities:	(11,366)	(746,807)	(587,352)	(1,664,955)
Personnel, social charges and benefits	(50,467)	(37,823)	(47,772)	(66,992)
Trade accounts payable	3,826	(362,502)	114,575	(508,814)
Taxes, charges and contributions	305,800	(116,939)	442,467	(99,573)
Interest paid	(138,817)	(123,567)	(263,043)	(236,198)
Income and social contribution taxes paid	-	(9,483)	(703,097)	(547,748)
Other current liabilities	(98,265)	(107,462)	(50,069)	(153,980)
Other noncurrent liabilities	(33,443)	10,969	(80,413)	(51,650)
Total cash from operating activities	1,507,176	1,794,731	4,200,223	3,905,676

Net cash provided by (used in) investing activities

Advance for future capital contribution in subsidiaries	(65,250)	-	-	-
Additions of PP&E and intangible assets (net of donations)	(1,011,834)	(1,063,471)	(3,016,567)	(2,525,131)
Cash received from sale of PP&E items	34,273	3,248	423,090	282,703
Cash from investing activities	-	7,551	-	10,069
Short-term investments pledged as collateral	-	-	(250,000)	-
Dividends and interest on equity received	1,320,449	1,200,000	-	-
Total cash from (used in) investing activities	277,638	147,328	(2,843,477)	(2,232,359)

Net cash from (used in) financing activities

Payment of loans, financing and debentures	(207,002)	(637,737)	(430,135)	(849,922)
Loans and debentures raised	1,300,128	-	1,318,124	14,309
Derivative agreements payment, net	(5,671)	(3,144)	(14,960)	(27,780)
Payments referring to grouping of shares	(161)	-	(161)
Dividends and interest on equity - paid	(1,583,900)	(1,573,154)	(1,583,900)	(1,573,154)
Acquisition of noncontrolling interest	-	(44,171)	-	(44,171)
Repurchase of treasury stock	-	(32,769)	-	(32,769)
Total cash used in financing activities	(496,606)	(2,290,975)	(711,032)	(2,513,487)

Increase (decrease) in cash and cash equivalents	1,288,208	(348,916)	645,714	(840,170)

Cash and cash equivalents at beginning of period	3,079,282	826,902	7,133,485	2,889,543
Cash and cash equivalents at end of period	4,367,490	477,986	7,779,199	2,049,373

Changes in cash and cash equivalents for the period	1,288,208	(348,916)	645,714	(840,170)

TELEFÔNICA BRASIL S. A.
Statements of comprehensive income
Six-month periods ended June 30, 2013 and 2012
(In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012
Net income for the period	1,724,430	2,043,565	1,724,430	2,042,150

Unrealized losses with investment available for sale	(8,202)	(7,561)	(8,202)	(7,561)
Actuarial losses and limitation effect of the assets of surplus plans	-	-	(430)	-
Gains from derivative transactions, net of taxes	-	-	(1,048)	(2,851)

Cumulative transaction adjustments – operations in foreign currency	4,393	2,541	4,393	2,541

Interest in comprehensive income of subsidiaries	(1,478)	(2,851)	-	-
Net losses recognized in equity	(5,287)	(7,871)	(5,287)	(7,871)

Comprehensive income for the period	1,719,143	2,035,694	1,719,143	2,034,279

Attributable to:
Non-controlling interest	-	-	-	(1,415)
Controlling interest	1,719,143	2,035,694	1,719,143	2,035,694

Basic and diluted earnings per common share	1.44	1.71
Basic and diluted earnings per preferred share	1.58	1.88

TELEFÔNICA BRASIL S. A.
Statements of value added
Six-month periods ended June 30, 2013 and 2012
(In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012

Revenues	8,273,164	8,591,579	23,204,275	22,411,194
Sale of products and services	8,298,542	8,621,260	23,297,628	22,497,223
Other revenues	129,096	115,753	308,750	254,358
Provision for impairment	(154,474)	(145,434)	(402,103)	(340,387)

Inputs acquired from third parties	(3,824,313)	(3,861,900)	(8,693,073)	(8,055,220)
Cost of products, goods and services sold	(2,806,557)	(2,719,640)	(5,362,048)	(5,025,236)
Materials, electric power, outsourced services and other	(1,078,901)	(1,160,508)	(3,459,368)	(3,428,954)
Loss/recovery of assets	61,145	18,248	128,343	398,970

Gross value added	4,448,851	4,729,679	14,511,202	14,355,974

Retentions	(1,345,096)	(1,306,276)	(2,845,289)	(2,669,989)
Depreciation and amortization	(1,345,096)	(1,306,276)	(2,845,289)	(2,669,989)

Net value added produced	3,103,755	3,423,403	11,665,913	11,685,985

Value added received in transfer	2,064,392	1,920,131	746,935	620,441
Equity pickup	1,801,316	1,620,591	(2,061)	1,224
Financial income	263,076	299,540	748,996	619,217

Total value added to be distributed	5,168,147	5,343,534	12,412,848	12,306,426

Distribution of value added	5,168,147	5,343,534	12,412,848	12,306,426

Personnel, social charges and benefits	414,881	389,383	1,137,340	922,684
Direct compensation	286,309	276,492	741,963	671,406
Benefits	92,063	69,121	326,341	178,966
Unemployment compensation fund contribution tax (FGTS)	36,509	43,770	69,036	72,312
Taxes, charges and contributions	2,171,537	2,464,254	7,432,081	7,759,195
Federal	664,590	721,979	2,589,072	3,038,266
State	1,482,458	1,708,045	4,797,996	4,667,197
Municipal	24,489	34,230	45,013	53,732
Debt remuneration	603,837	302,825	1,775,701	1,356,343
Interest	368,367	346,646	815,736	748,172
Rent	235,470	(43,821)	959,965	608,171
Equity remuneration	1,724,430	2,043,565	1,724,430	2,042,150
Retained profits	1,724,430	2,043,565	1,724,430	2,043,565
Noncontrolling shareholder interest	-	-	-	(1,415)
Other	253,462	143,507	343,296	226,054
Provisions for labor and civil contingencies, net	253,462	143,507	343,296	226,054

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

1.    OPERATIONS

a. Shareholding controlling interest

Telefônica Brasil S.A. (“Company” or Telefônica Brasil) is headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the capital city of the state of São Paulo, Brazil. The Company is a member of Telefonica Group (Group), the telecommunications industry leader in Spain and which is also present in several European and Latin American countries. At June 30, 2013 and December 31, 2012, Telefónica S.A., holding company of the Group, held total direct and indirect interest in the Company of 73.81%, excluding treasury shares, 91.76% of which are common shares and 64.60% are preferred shares.

b. Subsidiaries

At June 30,  2013 and December 31,  2012, the Company held equity interest in direct and indirect subsidiaries (wholly-owned subsidiaries) and jointly controlled entities

Some information on investees is as follows.

b.1)  Direct and indirect subsidiaries (wholly-owned subsidiaries)

Vivo S.A. (Vivo): Vivo is engaged in SMP services, including activities necessary or useful for the performance of said services, in conformity with the authorizations granted to it.

A. Telecom S.A. (ATelecom):  Is engaged in management of telecommunication service rendering and installation, operation and maintenance of Internet, Intranet and Extranet solutions, commercial representation, mediation, intermediation and distribution of assets, sale, representation, rental and maintenance of telecommunication and general IT systems, equipment and devices, advisory services and technical support on specification, implementation and maintenance of new voice, data and image systems, import and export of assets and services useful to the performance of the main activity and to holding interest in capital of other entities, Brazilian or foreign, as a partner, shareholder or member.

Telefônica Data S.A. (TData): It is engaged in rendering and operating telecommunication services, as well as preparing, implementing and installing projects related to the operation of integrated corporate solutions, advisory services on telecommunications, activities related to the rendering of technical support services, sale, rental and maintenance of telecommunication equipment and networks.

Telefônica Sistema de Televisão S.A. (TST): It is engaged in the provision of the Multichannel Multipoint Distribution Service (MMDS) type pay television services, in addition to general telecommunication and Internet services.

Ajato Telecomunicações Ltda. (Ajato): It is engaged in the rendering of telecommunication and IT services, sale, rental business, import, export, maintenance and repair of this equipment.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

GTR-T Participações e Empreendimentos S.A. (GTR-T): It is engaged in holding interest in other companies engaged in rendering pay and cable television services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management and operation of telecommunication and pay television service platforms.

TVA Sul Paraná S.A. (): It is engaged rendering pay and cable television services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms, and editing publications.

Lemontree Participações S.A. (Lemontree): It is engaged in holding interest in other companies engaged in rendering pay and cable television services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms, and management and sale of data.

Comercial Cabo TV São Paulo S.A. (CaTV): It is engaged rendering pay and cable television services, advisory and consultancy services on telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms, and operation of publicity and advertising of all types.

b.2)  Jointly controlled entities

Aliança Atlântica Holding B.V. (Aliança): Company headquartered in Amsterdam, Holland, with 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010. Through May 8, 2012, the Company held equity interest in Zon Multimédia, Company of the Portugal Telecom group which renders pay television services, Internet, distribution of audiovisual contents, cinema and telecommunication services. This equity interest was disposed of on May 8, 2012.

Companhia AIX de Participações (AIX): It is engaged in holding interest in Refibra consortium, and activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (ACT): It is engaged in holding interest in Refibra consortium, and activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

b.3)  Interest in other companies

Direct and indirect subsidiaries and jointly controlled entities, as well as the percentage of interest held by the Company as of June 30, 2013 and December 31, 2012

June 30, 2013

	Direct interest		Indirect interest
Investees	Investing company	Interest	Investing company	Interest	Total equity interest

Wholly-owned subsidiaries
Vivo	Telefônica Brasil	100.00%	-	-	100.00%
TData	Telefônica Brasil	100.00%	-	-	100.00%
ATelecom	Telefônica Brasil	100.00%	-	-	100.00%
TST	Telefônica Brasil	100.00%	-	-	100.00%
Ajato	-	-	TSTV	100.00%	100.00%
GTR-T	Telefônica Brasil	100.00%	-	-	100.00%
Sul Paraná (a)	Telefônica Brasil	83.88%	GTR-T	16.12%	100.00%
Lemontree	Telefônica Brasil	100.00%	-	-	100.00%
CaTV (a)	Telefônica Brasil	89.74%	Lemontree	10.26%	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	-	-	50.00%
AIX	Telefônica Brasil	50.00%	-	-	50.00%
ACT	Telefônica Brasil	50.00%	-	-	50.00%

(a)   Equity interest changes are due to capital allocation carried out by the Company in the TVA Sul e Comercial Cabo in April 2013, in the amounts of R$3,000 and R$68,000, respectively.

At December 31, 2012

	Direct interest		Indirect interest
Investees	Investing company	Interest	Investing company	Interest	Total equity interest

Wholly-owned subsidiaries
Vivo	Telefônica Brasil	100.00%	-	-	100.00%
TData	Telefônica Brasil	100.00%	-	-	100.00%
ATelecom	Telefônica Brasil	100.00%	-	-	100.00%
TST	Telefônica Brasil	100.00%	-	-	100.00%
Ajato	-	-	TSTV	100.00%	100.00%
GTR-T	Telefônica Brasil	100.00%	-	-	100.00%
Sul Paraná	Telefônica Brasil	79.29%	GTR-T	20.71%	100.00%
Lemontree	Telefônica Brasil	100.00%	-	-	100.00%
CaTV	Telefônica Brasil	78.48%	Lemontree	21.52%	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	-	-	50.00%
AIX	Telefônica Brasil	50.00%	-	-	50.00%
ACT	Telefônica Brasil	50.00%	-	-	50.00%

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

c. Operations

The Company’s main business purposes is the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and authorizations, respectively.  Its subsidiaries are also authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO/2008) and other telecommunications services, such as: data communication, including broadband internet (Multimedia Communication Service - SCM), mobile telephone services (Personal Mobile Services – SMP), all over the country, and pay TV services, to wit (i) by satellite all over the country; (ii) MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, through December 2013, as a result of the waiver signed by the Company, effects of which will become effective 18 months after June 5, 2012, as a condition for the Company to participate in the 4G auction, held on June 12 and 13, 2012; and (iii) cable in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472, of July 16, 1997 – General Law of Telecommunications (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986, of July 18, 2000 and No. 12485, of September 12, 2011 (Notes 1.c.1 and 1.c.2). It operates under regulations and supplementary plans issued.

c.1) STFC service concession arrangement

The Company is an STFC operator to render land-line services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the state of São Paulo (except for cities comprising sector 33), established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC service concession arrangement was executed on June 30, 2011, is effective from July 1, 2011 to December 31, 2025, and was granted for valuable consideration. This arrangement provides for the possibility of amendments on December 31, 2015 and December 31, 2020. This condition allows ANATEL to set up new requirements and goals for universal and quality of telecommunication services, considering the conditions in place at the time.

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At June 30, 2013, estimated residual value of reversible assets was R$6,967,852 (R$6,911,508 at December 31, 2012), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year effective term, the Company shall pay a fee which will correspond to 2% (two percent) of its prior-year STFC revenue, net of taxes and social contributions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

c.2) Authorizations and frequencies related to mobile telephone services

Vivo is authorized to render SMP services, which are also regulated by ANATEL.

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, for a 15-year period, through a bianually payment after the first renewal of fees equivalent to 2% (two percent) of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

Information on the areas of operation (regions) and termination of radiofrequency authorizations is the same as in Note 1.b2 – “Authorizations and frequencies related to mobile telephone services”, disclosed in the financial statements as of December 31, 2012.

c.3) Corporate restructuring

In order to simplify the Company’s current organizational structure, the rationalization of services provided by its subsidiaries and concentration of service  provision on two operating entities, namely the Company and its wholly-owned subsidiary, TData, on March 15, 2012, the Company filed with ANATEL a request for previous approval of corporate restructuring, which became legally feasible due to legislation changes applicable to STFC operators through Law No. 12485.

This corporate restructuring was approved by ANATEL under the Act No. 3043, of May 27, 2013, published in the Federal Official Gazette (DOU) of May 29, 2013, with the conditions thereunder.

The Board of Directors’ meeting of June 11, 2013 approved the terms and conditions of the corporate restructuring involving the wholly-owned subsidiaries and subsidiaries of the Company.

The corporate restructuring will be accomplished through spin-offs and mergers of subsidiaries and companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in art. 61 of LGT (such activities, jointly and generally, referred to as SVAs), provided by the various wholly owned subsidiaries/subsidiaries will be concentrated in TData and telecommunication services will be unified in the Company.

The partial or total spin-offs, as the case may be, and the incorporation of net assets of the companies involved will occur all on the same time and with the same base date (April 30, 2013), as follows: the Company will incorporate (i) the spun-off net assets of TData acquisition, arising from its partial spin-off, corresponding to the activities related to the provision of service of Multimedia Communication Service (SCM) (ii) the spun-off net assets of Vivo, arising from their total spin off, corresponding to the use of SMP, SCM and STFC in local, domestic and international long distance calls in regions I and II of PGO; (iii) the spun-off net assets of ATelecom, arising from their total spin off, corresponding to the activities related to the provision of conditional access services (SEAC) (through the DTH technology) and SCM; and (iv) TST, which will concentrate the activities related to the provision of SEAC and SCM before its merger with the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The simplified   chart  reproduced below, demonstrates the corporate structure before the corporate restructuring:

(1) Current interest of T Brasil, with 89.74% of shares ON
(2) Current interest of T Brasil, with 83.88% of shares ON
(3) Current interest of TST, with 99.99% of shares ON

Below, we briefly describe the steps of spin offs and mergers of companies involved in the Company’s corporate restructuring process.

•      Merger of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná by TST: Immediately before the merger of TST by the Company, however on the same date, TST will merge its subsidiary Ajato and entities Lemontree and GTR-T, the Company's wholly-owned subsidiaries and respective subsidiaries, Sul Paraná and CaTV. These entities were evaluated under the terms provided for in article 227 of Law No.6404/76, based on the corresponding accounting amounts at April 30,  2013, ad referendum of the general shareholders’ meeting (SGM) of TST and its merger will lead to an capital increase of R$102,512 in TST, under the terms of Merger Protocol of these companies and the TST itself. With the incorporations by TST, the Lemontree, GTR-T, Ajato, CaTV and southern Paraná will cease to exist.  Except for the Company and TST, companies above-mentioned do not have any shareholders and, therefore; the merger of these companies will not result in any refund to or protection of noncontrolling shareholders of the companies involved.

•      Merger of TST by the Company: TST was evaluated under the provisions of article 227 of Law No. 6404/76, based on the corresponding accounting values at April 30,  2013. Considering the merger of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná by TST immediately before the merger of TST by the Company, the total amount of net assets of TST (corresponding to the sum of net assets of TST and net assets of the companies merged by it) to be incorporated by the Company will total R$226,583.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•      Merger of spun-off net assets of TData: TData will be spun-off in order to segregate the net asset related to the SCM portion from its equity. The portion of the net asset of TData to be merged by the Company was evaluated under the terms of article 227 of Law No. 6404/76, based on the related accounting values at April 30, 2013, ad referendum of the Company’s general meeting, thus its net asset to be spun-off totaled R$34,724.

•      Merger of the portion of Vivo’s spun-off net assets: Vivo will be fully spun off, in order to segregate corresponding to the operation of SMP, SCM and STFC in local, domestic and international long distance calls in regions I and II of PGO, whose net asset will be merged by the Company. The SVAs and other services  not considered telecommunication services will be merged by TData and Vivo will cease to exist. The portion of the net asset of Vivo to be merged by the Company was evaluated under the terms of article 227 of Law No. 6404/76, based on the related accounting values at April 30, 2013, ad referendum of the Company’s general meeting, thus its net asset to be spun-off totaled R$10,228,352.

•      Merger of the portion of ATelecom’s spun-off net assets: ATelecom will be fully spun off, in order to segregate corresponding net assets related to the SVAs provided by ATelecom, which will be merged by TData. The net assets of ATelecom’s remaining activities will be merged by the Company, and ATelecom will cease to exist. The portion of the net asset of ATelecom to be transferred to the Company was evaluated under the terms of article 227 of Law No. 6404/76, based on the related accounting values at April 30, 2013, ad referendum of the Company’s general meeting, totaling R$348,624.

The intended merger of companies and net assets previously described will not result in capital increase or issue of new Company’s shares, accordingly the corporate restructuring will not result in changes in the current equity interest of Company’s shareholders.

There is no question of substituting shares of noncontrolling shareholders of the spun-off companies with shares of the merging company, since the Company is or will be, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of companies to be spun off/ merged. Accordingly, an equity valuation report will not be performed at market price for the calculation of the substitution relation of shares of noncontrolling shareholders provided for by article 264 of Law No. 6404/76 and item VI, paragraph 1, article 2 of CVM Ruling No. 319/99, as recent understanding of the Brazilian Securities and Exchange Commission (CVM) already demonstrated in the consultations drawn up in similar restructuring processes as CVM Rule No. 559, of November 18,  2008.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The mergers of companies portions spun-off as previously described will be carried out without interruption in relation to operations and telecommunication services provided to their customers, and such services fully will be entirely succeeded by the Company.

As previously mentioned, the implementation of the corporate restructuring will result in termination of operations of Vivo, ATelecom, TST, Lemontree, GTR-T, Ajato, CaTV and Sul Paraná and the organization chart is represented below:

d. Share trading on stock exchanges

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa).  It is also listed in the US Securities and Exchange Commission (SEC), and its level II American Depositary Shares (ADS), listed in preferred shares only, are traded on the New York Stock Exchange (NYSE).

d.1) Shares traded on the BM&F Bovespa

On September 21, 1998, the Company started trading its shares on the BM&F Bovespa, under tickers TLPP3 and TLPP4, for common and preferred shares, respectively.

In the Special Shareholders' Meeting of Vivo Participações S.A. (Vivo Part.) and Telecomunicações de São Paulo S. A. (Telesp) held on October 3, 2011, merger of Vivo Part. into Telesp was approved. On the same date, its corporate name changed to Telefonica Brasil S.A., and on October 6, 2011 the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code to Telefonica Brasil.

d.2) Shares traded on the NYSE

On November 16, 1998, the Company started trading ADS on the NYSE, which, currently, has the following main characteristics:

•         Type of share: preferred

•         Each ADS represents 1 (one) preferred share.

•         Shares are traded as ADS under ticker “VIV” on the NYSE.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•         Foreign depositary bank:  Citibank N.A.

•         Custodian bank in Brazil: Citibank N.A.

e. Agreement between Telefónica S.A. and Telecom Italia (Act No. 3804, of July 7, 2009, and Act No. 68276, of October 31, 2007, both of ANATEL Board of Trustees)

In October 2007, TELCO S.p.A. (in which Telefónica S.A. holds 42.3% interest) completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. is the controlling shareholder of the Company which, in turn, is the controlling shareholder of Vivo.  Telecom Italia holds interest in TIM Participações S.A. (TIM), a mobile telephone service company in Brazil.  However, Telefónica S.A. and the Company are not directly involved in TIM operations.  Furthermore, any transactions between the Company, its subsidiaries and TIM are ordinary telephone transactions regulated by ANATEL.

2.    BASIS FOR PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

The Company’s quarterly information (ITR) for the six-month period ending June 30, 2013 is presented in thousands of reais (unless stated otherwise) and is presented considering the Company’s ability to continue as a going concern.

The Company and its subsidiaries have no seasonal operations.

This quarterly information compares the quarters ended June 30, 2013 and 2012, except for the balance sheets, which compare the Company's financial position as of June 30, 2013 to the financial position as of December 31, 2012

Company management, in meeting held on July 16, 2013, authorized that the issuance of this quarterly information, which was confirmed by the Board of Directors in meeting held on July 22, 2013.

The individual quarterly information was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise Brazilian Securities and Exchange Commission (CVM) rules and Brazilian Financial Accounting Standards Board (CPC) pronouncements, which are in compliance with the standards and procedures under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), except for investment in subsidiaries, which are measured using the equity method

The consolidated quarterly information was prepared and is presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which are not different from accounting practices adopted in Brazil, which comprise CVM rules and CPC pronouncements.

This quarterly information was prepared in accordance with accounting principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the financial year ended December 31, 2012, in addition to the new pronouncements, interpretations and amendments, as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

New IFRS and International Financial Reporting Interpretations Committee (IFRIC) with no significant impact on the financial position presented in this quarterly information:

IAS 1 Presentation of financial statements – Presentation of Other Comprehensive Income Items:  IAS 1 reviews changes in the grouping of items presented in the other comprehensive income (OCI). Items that could be reclassified (or recycled) to P&L at certain time in the future (e.g.: net earnings of net investments in hedge operations, exchange gains/losses from translation of operations abroad, net changes in cash flow hedge or gains in sale of available-for-sale assets) should be presented separately from items that will never be reclassified (e.g.: actuarial gains or losses in defined benefit plans). Revisions are effective for financial years beginning on or after July 1, 2012. The application of these revisions affects presentation only, and has no impacts on the financial position or performance of the Company and its subsidiaries.

IAS 19 Employee benefits (Revision): International Accounting Standards Board (IASB) issued several amendments to the IAS 19, which comprised essential changes such as the elimination of the corridor method and considering the concept of expected return on plan assets, to simple clarifications on appreciations or devaluations and restatements. Revisions are effective for financial years beginning on or after January 1, 2013. The application of this amendment has no significant impacts on the financial position or performance of the Company and its subsidiaries.

IAS 28 – Investments in Associates and Joint Ventures (revised in 2011):As a result of recent IFRS 11 and IFRS 12, IAS 28 is now IAS 28 – Investments in Associates and Joint Ventures, and describes how to apply the equity method for investments in joint ventures, and investments in associates. Revisions are effective for financial years beginning on or after January 1, 2013. The application of this amendment has no significant impacts on the financial position or performance of the Company and its subsidiaries.

IFRS 1 – Accounting for Government Grants (Revised IFRS 1):  These revisions establish the first-time application of IAS 20 Accounting for Government Grants and Disclosure requirements prospectively to government loans existing as of the transition date to IFRS.  Entities may opt to retroactively apply IFRS 9 (or IAS 39, as the case may be) and IAS 20 requirements to government loans if the necessary information therefor is obtained upon initial recognition of this loan.  This exception would release companies adopting the standard for the first time from the obligation to retroactively measure government loans at an interest rate lower than market rate.  Revisions are effective for financial years beginning on or after January 1, 2013. Application of these revisions is expected to have no impacts on the Company and its subsidiaries for the first-time adoption period.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

IFRS 7 – Disclosures – Offsetting Financial Assets and Financial Liabilities (Revised IFRS 7): These revisions require that an entity disclose information on offsetting rights and related agreements (such as guarantee agreement).  Disclosures provide useful information for users to assess the effect of offsetting agreements on an entity's financial position.  The new disclosures are required for all financial instruments recognized that are offset in accordance with IAS 32 Financial Instruments – Presentation.  Disclosures are also applicable to financial instruments recognized subject to a principal offsetting contract or similar agreement, irrespective of whether they are offset or not in accordance with IAS 32.  This revision became effective for financial years beginning on or after January 1, 2013. The application of these revisions affects presentation only, and has no impacts on the financial position or performance of the Company and its subsidiaries.

IFRS 10 Consolidated Financial Statements, IAS 27 Separated Financial Statements:  IFRS 10 replaces the part of IAS 27 – Consolidated and Separate Financial Statements addressing the recognition of consolidated financial statements. It also addresses issues mentioned in SIC-12 Consolidation – Special Purpose Entities. IFRS 10 sets forth a single control model, which is applicable to every entity, including SPE. Changes introduced by IFRS 10 will require that management exercise significant judgment to determine which entities are subsidiaries and, therefore, required to be included in the consolidation by a parent company, as in requirements contained in IAS 27. This standard became effective for financial years beginning January 1, 2013. The Company analyzed the referred to standard and identified no significant impacts on its quarterly information.

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 includes all preceding disclosures contained in IAS 27 related to consolidated financial statements, as well as all disclosures previously included in IAS 31 and IAS 28. These disclosures refer to interests in subsidiaries, joint ventures, affiliates and structured entities.  This standard became effective for financial years beginning on or after January 1, 2013. The application of this standard affects presentation only, and has no impacts on the financial position or performance of the Company and its subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 establishes a single source of guidance, for IFRS purposes, for all fair value measurements.  IFRS 13 does not change determination when an entity is required to use the fair value, but provides guidance on how to measure fair value under the IFRS when such fair value is required or allowed. This standard became effective for financial years beginning on or after January 1, 2013. Application of this standard has no impacts on the Company for the first-time adoption period.

IAS 34 - Interim financial statement: This revision aligns disclosure requirements for total assets of the segment and total liabilities of the segment in the interim financial statements.  This clarification also ensures that interim reporting is in line with the annual reporting.  These enhancements became effective for financial years beginning on or after January 1, 2013. Application of this standard has no impacts on the Company for the first-time adoption period.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

New IFRS and International Financial Reporting Interpretations Committee (IFRIC) with significant impacts on the financial position presented in this quarterly information:

IFRS 11 replaced IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers.  IFRS 11 eliminated the option to account for jointly controlled entities based on proportional consolidation.  Instead, jointly controlled entities qualifying for the joint venture definition shall be accounted for under the equity method.  Application of this new standard impacted the financial position of the Company, and eliminated the proportional consolidation of Aliança, AIX and ACT.  With application of this standard, investments in the aforementioned companies were accounted for based on the equity method.  This standard became effective for annual periods beginning on or after January 1, 2013, and shall be retroactively applied to joint ventures held at first-time adoption date.

To facilitate understanding of the effects arising from application of this standard, consolidated information of the balance sheet as of December 31, 2012 and the income statement for the six-month period ended June 30, 2012, with corresponding adjustments and some reclassifications made for better presentation of the consolidated information, are as follows.

ASSETS	Balance sheet disclosed 12.31.12	Adjustments for the adoption of IFRS 11 and Reclassifications	Balance sheet at 12.31.12, disclosed at 6.30.13
Current
Cash and cash equivalents	7,196,079	(62,594)	7,133,485
Trade accounts receivable, net	5,513,436	(1,164)	5,512,272
Inventories	387,809	-	387,809
Dividends and interest on equity	-	1,140	1,140
Taxes recoverable	2,052,423	(2)	2,052,421
Judicial deposits and garnishments	126,625	-	126,625
Derivative transactions	41,109	-	41,109
Prepaid expenses	248,337	-	248,337
Other assets	706,124	(141)	705,983
Total current assets	16,271,942	(62,761)	16,209,181

Noncurrent
Short-term investments pledged as collateral	109,708	-	109,708
Trade accounts receivable, net	93,378	-	93,378
Taxes recoverable	738,965	-	738,965
Deferred taxes	1,029,598	(1,710)	1,027,888
Judicial deposits and garnishments	3,909,474	(206)	3,909,268
Derivative transactions	286,278	-	286,278
Prepaid expenses	31,396	-	31,396
Other assets	140,105	(47,797)	92,308
Investments	23,683	119,198	142,881
PP&E, net	17,610,851	(6,707)	17,604,144
Intangible assets, net	30,009,289	(3,592)	30,005,697
Total noncurrent assets	53,982,725	59,186	54,041,911
Total assets	70,254,667	(3,575)	70,251,092

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

LIABILITIES AND EQUITY	Balance sheet disclosed at 12.31.12	Adjustments for the adoption of IFRS 11 and Reclassifications	Balance sheet at 12.31.12, disclosed at 6.30.13
Current
Personnel, social charges and benefits	416,355	(103)	416,252
Trade accounts payable	5,889,377	(309)	5,889,068
Taxes, charges and contributions	1,781,480	(230)	1,781,250
Loans and financing	1,255,323	-	1,255,323
Debentures	702,215	-	702,215
Dividends and interest on equity	467,831	-	467,831
Provisions	496,790	-	496,790
Derivative transactions	29,586	-	29,586
Deferred revenue	734,573	-	734,573
Reverse split of fractional shares	389,510	-	389,510
Authorization license	994,977	-	994,977
Other liabilities	379,454	(37)	379,417
Total current liabilities	13,537,471	(679)	13,536,792

Noncurrent
Taxes, charges and contributions	488,749	-	488,749
Deferred taxes	1,216,651	-	1,216,651
Loans and financing	3,756,001	-	3,756,001
Debentures	2,253,690	-	2,253,690
Provisions (a)	3,846,899	(393,262)	3,453,637
Liabilities with post-retirement benefit plans (a)	-	392,269	392,269
Derivative transactions	26,545	-	26,545
Deferred revenue	303,362	-	303,362
Other liabilities	144,179	(1,903)	142,276
Total noncurrent liabilities	12,036,076	(2,896)	12,033,180
Equity	44,681,120	-	44,681,120
Total liabilities and equity	70,254,667	(3,575)	70,251,092

(a)  Actuarial liabilities of post-employment benefit plans were reclassified from “Provisions” to a specific line “Obligations with post-employment benefit plans.”

	Income statements of 2Q12, disclosed at 6.30.12	Adjustments for the adoption of IFRS 11 and Reclassifications	Income statements of 2Q12, disclosed at 6.30.13
Net operating revenue	16,557,810	(6,090)	16,551,720
Cost of services and goods (a)	(8,082,834)	(31,038)	(8,113,872)
GROSS PROFIT	8,474,976	(37,128)	8,437,848
Selling expenses (a)	(4,338,719)	30,018	(4,308,701)
General and administrative expenses	(1,107,819)	5,468	(1,102,351)
Other operating revenues, net	241,084	(731)	240,353
Equity pick-up	-	1,224	1,224
Income before financial income(expenses)	3,269,522	(1,149)	3,268,373
Financial income (expenses)	619,449	(232)	619,217
Financial expenses	(748,932)	-	(748,932)
Income before taxes	3,140,039	(1,381)	3,138,658
Income and social contribution taxes	(1,097,889)	1,381	(1,096,508)
Net income for the year	2,042,150	-	2,042,150

(a)  R$30,018 refers to co-billing, which was reclassified between Cost of Services Rendered and Selling Expenses.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) not yet effective as of June 30, 2013.

IAS 32 – Offsetting Financial Assets and Financial Liabilities – Revised IAS 32: These revisions clarify the meaning of “currently legally entitled to offsetting.”  These revisions also provide clarification on the adoption of IAS 32 offsetting criteria for clearance systems (such as the clearing houses) which apply gross settlement mechanisms that are not simultaneous.  These revisions are not expected to have an impact on the financial position, performance or disclosures of the Company and its subsidiaries for the first-time adoption period, and are effective for financial years beginning on or after January 1, 2014”.

IFRS 9 — “Financial Instruments: Classification and measurement: IFRS 9, as issued, reflects the first phase of IASB work towards replacing IAS 39, and refers to the classification and measurement of financial assets and liabilities as established by IAS 39. This standard would be effective for annual periods beginning on or after January 1, 2013. However, standard IFRS9 (R) – Effective IFRS 9 Date and Transition Disclosures, issued in December 2011, amended the date it will become mandatorily effective to January 1, 2015. In subsequent phase, IASB will address the accounting for hedge  instruments and impairment of assets.  The adoption of the first phase of IFRS 9 will have effects on the classification and measurement of the financial assets of the Company and its subsidiaries, but will have no impacts on the classification and measurement of financial liabilities.  The Company will quantify the overall effect with other phases when the final standard is issued. This will include all phases.

3.  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Cash and bank accounts	25,383	18,398	77,712	94,304
Short-term investments	4,342,107	3,060,884	7,701,487	7,039,181
Total	4,367,490	3,079,282	7,779,199	7,133,485

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

In addition, the Company and subsidiaries have short-term investments as collateral to loans and legal proceedings in the amounts of R$253,472 and R$110,719 in current assets and noncurrent, respectively. The amount of current assets refers to investment of Vivo, with the possibility of early redemption at any time up to its maturity on November 7, 2013.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

4. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Billed amounts	1,664,911	1,622,311	4,241,334	4,032,169
Unbilled amounts	693,258	804,965	1,549,025	1,675,091
Interconnection amounts	447,411	338,014	990,720	977,644
Gross accounts receivable	2,805,580	2,765,290	6,781,079	6,684,904
Provision for impairment losses	(661,584)	(614,566)	(1,200,765)	(1,079,254)
Total	2,143,996	2,150,724	5,580,314	5,605,650

Current	2,143,996	2,150,724	5,355,643	5,512,272
Noncurrent	-	-	224,671	93,378

On June 30, 2013, the consolidated balance of noncurrent trade accounts receivable, includes R$124,572 related to the new business model of goods for resale for legal entities, with receipt maturing in up to 24 months.

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Falling due	1,303,970	1,395,227	4,226,588	4,297,961
Overdue - 1 to 30 days	391,793	377,142	735,908	718,838
Overdue - 31 to 60 days	114,030	113,042	215,617	218,930
Overdue - 61 to 90 days	62,375	51,107	126,893	188,835
Overdue - 91 to 120 days	38,109	27,955	65,714	60,648
Overdue - more than 120 days	233,719	186,251	209,594	120,438
Total	2,143,996	2,150,724	5,580,314	5,605,650

No customer represented more than 10% of net trade accounts receivable as of June 30, 2013 and December 31, 2012.

Changes in the provision for impairment are as follows:

	Company	Consolidated
Balance at 12.31.12	(614,566)	(1,079,254)
Additions (Note 24)	(154,474)	(402,103)
Write-offs	107,456	280,592
Balance at 6.30.13	(661,584)	(1,200,765)

Subsidiary A.Telecom has a product called “Soluciona TI,” which is the leasing of IT equipment to the small- and medium-sized enterprises, which receive therefor fixed installments over the lease agreement effective term.  Considering the contractual terms, the Company classified this product as Finance Lease Agreement. There are no unguaranteed residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

The subsidiary Vivo implemented a new business model of goods for resale, with receipt maturing in up to 24 months.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The consolidated balance of trade accounts receivable described above, comprises the following effects:

	6.30.13	12.31.12
Present value of amounts receivable	455,632	294,245
Unrealized financial income	18,001	7,757
Gross balance receivable	473,633	302,002
Provision for impairment losses	(96,085)	(86,648)
Net balance receivable	377,548	215,354

Current	152,877	121,976
Noncurrent	224,671	93,378

Aging list as of June 30, 2013 is as follows:

	Accounts receivable, gross	Present Value
Falling due up to one year	230,961	230,961
Falling due up to five years	242,672	224,671
Total	473,633	455,632

5.   INVENTORIES

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12
Materials for consumption	42,469	39,641	63,390	59,417
Materials for resale (a)	5,835	5,835	500,522	380,163
Other inventories	3,685	3,835	3,823	4,005
Gross total	51,989	49,311	567,735	443,585
Provision for impairment losses at realizable value and obsolescence	(24,974)	(24,908)	(64,932)	(55,776)
Total	27,015	24,403	502,803	387,809

(a) Includes, among others, mobile telephones, simcards (chip) and IT equipment in stock.

Changes in provision for impairment and for obsolescence are as follows:

	Company	Consolidated
Balance at 12.31.12	(24,908)	(55,776)
Additions	(2,685)	(82,088)
Reversals	2,619	72,932
Balance at 6.30.13	(24,974)	(64,932)

Cost of products sold, including amounts regarding provision for impairment and obsolescence, is stated in Note 23.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

6.  DEFERRED TAXES AND TAXES RECOVERABLE

6.1 Taxes recoverable

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Withheld taxes and/or contributions	151,902	106,693	177,232	141,620
Income and social contribution taxes recoverable	124,404	453,933	268,555	528,109
State VAT (ICMS) (a)	368,965	366,211	1,638,395	1,631,088
ICMS agreement 39/ CAT Ordinance 06 (b)	120,202	178,535	218,750	288,520
Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	39,642	39,265	112,237	148,092
Other	8,499	6,916	38,452	53,957
Total	813,614	1,151,553	2,453,621	2,791,386

Current	529,295	602,328	1,969,172	2,052,421
Noncurrent	284,319	549,225	484,449	738,965

(a)  This refers to credits arising from additions to property, plant and equipment, subject to offsetting in 48 months.

(b) Refers to refund request for State Value-Added Tax (ICMS) paid for invoices cancelled at a later time.

6.2 Deferred taxes

The Company and its subsidiaries calculate deferred income and social contribution tax assets considering the existence of taxable profit for the past five financial years and expected future taxable profit generation, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Deferred tax assets
income and social contribution tax losses (a)	137,596	21,290	321,381	21,290
Incorporated tax credit (b)	3,154	9,461	3,154	9,461
IR and CS taxes on temporary differences (c)
Provisions for civil, tax and labor proceedings	870,391	805,557	1,229,257	1,104,065
POST-RETIREMENT BENEFIT PLAN	131,400	126,605	138,478	133,371
Provision for impairment losses of accounts receivable	109,144	93,442	235,033	169,434
Provision for divestiture, losses and disposal of assets	9,035	7,467	233,654	210,107
Profit sharing	21,967	34,888	46,913	62,218
Accelerated accounting depreciation	136,011	128,070	238,327	421,768
Provision for impairment losses on inventories	8,491	8,469	21,628	13,951
Provision for loyalty program	-	-	30,470	28,168
Derivative transactions	15,794	26,522	36,813	42,922
Suppliers and other provisions	107,460	62,314	275,737	290,199
IR and CS taxes on temporary differences	34,816	81,926	34,816	134,460
Total deferred tax assets	1,585,259	1,406,011	2,845,661	2,641,414

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Deferred tax liabilities
Incorporated tax credit (b)	(303,524)	(269,514)	(303,524)	(269,514)
IR and CS taxes on temporary differences (c)
Law of technical innovation	(192,885)	(209,185)	(407,299)	(416,700)
Exchange variation	-	(3,383)	-	(3,383)
Customer portfolio	(504,127)	(546,383)	(504,127)	(546,383)
Trademarks and patents	(493,863)	(508,178)	(493,863)	(508,178)
License	(559,829)	(399,878)	(559,829)	(399,878)
Effects of goodwill generated in the merger of Vivo Part.	(456,632)	(344,927)	(456,632)	(344,927)
Goodwill of Vivo Part.	(373,617)	(266,870)	(373,617)	(266,870)
IR and CS taxes on temporary differences	(66,786)	(74,344)	(73,535)	(74,344)
Total deferred tax liabilities	(2,951,263)	(2,622,662)	(3,172,426)	(2,830,177)

Total net assets (liabilities), noncurrent	(1,366,004)	(1,216,651)	(326,765)	(188,763)

Total net deferred tax assets, noncurrent	-	-	1,045,989	1,027,888
Total net deferred tax liabilities, noncurrent	(1,366,004)	(1,216,651)	(1,372,754)	(1,216,651)

Deferred taxes were determined considering future realization, as follows:

a)   Income and social contribution tax losses:  this represents the amount recorded by the Company and its subsidiaries which, according to the tax legislation in Brazil, can be offset up to 30% of the tax bases computed for the following years, with no expiry date.

Tax credits of the Company and its subsidiaries arising from income and social contribution tax losses recognized and not recognized are as follows.  During the six-month period ended June 30, 2013, there was no significant change in the business of the Company and its subsidiaries indicating that a provision for losses of the referred to tax credits would be required.

	Company			Consolidated
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Income and social contribution tax losses at 12.31.12 (Restated)	48,264	102,486	150,750	930,409	997,434	1,927,843
Tax credit (25% + 9%)	12,066	9,224	21,290	232,602	89,769	322,371
Tax credit recognized	12,066	9,224	21,290	12,066	9,224	21,290
Tax credit not recognized	-	-	-	220,536	80,545	301,081

Income and social contribution tax losses at 06.30.13	379,808	473,827	853,635	920,255	1,014,633	1,934,888
Tax credit (25% + 9%)	94,952	42,644	137,596	230,064	91,317	321,381
Tax credit recognized	94,952	42,644	137,596	230,064	91,317	321,381

b)   Merged tax credit: Represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)    Income and social contribution taxes on temporary differences: Amounts may be realized upon payment of provisions, effective impairment or trade receivables, or realization of inventories, as well as upon reversal of other provisions.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Changes in deferred income and social contribution tax assets and liabilities are as follows:

	Company			Consolidated
Deferred tax assets	Tax loss	Deferred charges	Total	Tax loss	Deferred charges	Total
Balance at 12/31/12 (Restated)	21,290	1,384,721	1,406,011	21,290	2,620,124	2,641,414
Additions	116,306	114,704	231,010	300,091	380,114	680,205
Write-offs and realizations	-	(51,762)	(51,762)	-	(475,958)	(475,958)
Balance at 6.30.13	137,596	1,447,663	1,585,259	321,381	2,524,280	2,845,661

Deferred tax liabilities	Company	Consolidated
Balance at 12.31.12	(2,622,662)	(2,830,177)
Additions	(412,924)	(431,821)
Write-offs and realizations	84,323	89,572
Balance at 6.30.13	(2,951,263)	(3,172,426)

7.  JUDICIAL DEPOSITS AND GARNISHMENTS

The Company and its subsidiaries have judicial deposits and garnishments related to civil, labor and tax claims, as follows:

a)  Breakdown

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Judicial deposits
Labor	899,603	830,081	1,020,197	933,866
Tax	1,597,476	1,549,738	2,310,060	2,182,513
Civil	690,323	667,646	913,318	866,668
Total	3,187,402	3,047,465	4,243,575	3,983,047
Garnishment	9,336	20,791	40,212	52,846
Total	3,196,738	3,068,256	4,283,787	4,035,893

Current	-	-	131,823	126,625
Noncurrent	3,196,738	3,068,256	4,151,964	3,909,268

b)  Changes

	Company
	Labor	Tax	Civil	Garnishment	Total
Balances at 12.31.12 in noncurrent assets	830,081	1,549,738	667,646	20,791	3,068,256
Inflows	93,848	7,633	12,000	23,460	136,941
Write-offs/reversals	(52,976)	-	(10,093)	(16,996)	(80,065)
Monetary restatement	15,461	40,105	16,040		71,606
Transfers	13,189		4,730	(17,919)	-
Balances at 6.30.13 in noncurrent assets	899,603	1,597,476	690,323	9,336	3,196,738

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

	Consolidated
	Labor	Tax	Civil	Garnishment	Total
Balance at 12.31.12 (Restated)	933,866	2,182,513	866,668	52,846	4,035,893
Inflows	111,244	113,500	24,673	34,335	283,752
Write-offs/reversals	(58,774)	(22,764)	(18,737)	(23,449)	(123,724)
Monetary restatement	19,960	35,534	32,372	-	87,866
Transfers	13,901	1,277	8,342	(23,520)	-
Balances at 6.30.13	1,020,197	2,310,060	913,318	40,212	4,283,787

Current	43,700	13,984	49,789	24,350	131,823
Noncurrent	976,497	2,296,076	863,529	15,862	4,151,964

At June 30, 2013, the Company and its subsidiaries had a number of tax-related judicial deposits, amounting to R$1,597,476 (R$1,549,738 as of December 31, 2012) and R$2,310,060 (R$2,182,513 as of December 31, 2012), Company and consolidated, respectively. In Note 18, we present further details on the matters from which main deposits stem.

Brief description of the main tax-related judicial deposits:

•         Social contribution tax on gross revenue for social integration Program (PIS) and social contribution tax on gross revenue for social security financing (COFINS)

Vivo is involved in disputes related to: (i) claim arising from overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At June 30, 2013, consolidated judicial deposits amounted to R$19,835 (R$62,924 as of December 31, 2012).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company and its subsidiaries are involved in legal and administrative disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At June 30, 2013, judicial deposits amounted to R$5,111 (R$5,038 as of December 31, 2012) and R$140,367 (R$136,211 as of December 31, 2012), Company and consolidated, respectively

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links.

Such collection results from the ANATEL understanding that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI.  The Company and its subsidiaries understand that such collection is unjustified, and therefore challenged the aforesaid fee in court.

At June 30, 2013, judicial deposits amounted to R$840,367 (R$818,502 as of December 31, 2012) for the Company and consolidated.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•         Withholding Income Tax (IRRF)

The Company and its subsidiaries were involved in disputes related to:  (i) exemption of IRRF payment on offshore remittances for out-coming traffic (land-line operators); (ii) exemption of IRRF payment on interest on equity recognized (mobile operators); and (iii) IRRF levied on earnings from rentals and royalties, wage labor and fixed-income investments.

At June 30, 2013, judicial deposits amounted to R$49,841 (R$48,759 as of December 31, 2012) and R$59,505 (R$58,367 as of December 31, 2012), Company and consolidated, respectively.

•         Corporate Income Tax (IRPJ)

The Company and its subsidiaries were involved in disputes related to:  (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF).

At June 30, 2013, judicial deposits amounted to R$24,686 (R$24,095 as of December 31, 2012) and R$27,330 (R$25,422 as of December 31, 2012), Company and consolidated, respectively.

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduces by Law No. 11652/2008. The Company and its subsidiaries, as union members, made judicial deposits referring to that contribution.

At June 30, 2013, judicial deposits amounted to R$36,904 (R$34,765 as of December 31, 2012) and R$495,794 (R$370,026 as of December 31, 2012), Company and consolidated, respectively.

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed an injunction in order to nullify the entry stemming from collection of SAT and third party funds on payment of "Damages for Suspension of Benefits" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999, and SAT rate difference (1% to 3% of work accident insurance).

At June 30, 2013, judicial deposits amounted to R$93,499 (R$91,915 as of December 31, 2012) for the Company and consolidated.

•         Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

At June 30, 2013, judicial deposits amounted to R$68,295 (R$66,386 as of December 31, 2012) for the Company and consolidated.

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

At June 30, 2013, judicial deposits amounted to R$50,357 (R$49,355 as of December 31, 2012) for the Company and consolidated.

•         Universal Telecommunication Services Fund (FUST)

The Company and its subsidiaries petitioned for an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for landline phone carriers and not to include revenues from ITX and EILD in FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At June 30, 2013, judicial deposits amounted to R$346,709 (R$330,331 as of December 31, 2012) and R$359,345 (R$341,403 as of December 31, 2012), Company and consolidated, respectively.

•         Provisional Contribution Tax on Financial Transactions (CPMF)

Given the merger of PTelecom Brasil S.A. into Vivo Part. (later merged into the Company) the judicial deposit balance related to the injunction filed by PTelecom Brasil S.A. was absorbed, so as to reject the requirement for CPMF on pro forma and simultaneous foreign exchange agreements, as required by the Central Bank of Brazil to translate foreign loans into investment.

At June 30, 2013, judicial deposits amounted to R$21,186 (R$20,899 as of December 31, 2012) for the Company and consolidated.

•         State Value-Added Tax (ICMS)

The Company and its subsidiaries were involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for the PP&E and electric energy; and (vi) activation cards for pre-paid services.

At June 30, 2013, judicial deposits amounted to R$166 (R$168 as of December 31, 2012) and R$37,305 (R$34,235 as of December 31, 2012), Company and consolidated, respectively.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•    Other taxes, charges and contributions

The Company and its subsidiaries were involved in disputes related to:  (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At June 30, 2013, judicial deposits amounted to R$60,355 (R$59,525 as of December 31, 2012) and R$96,875 (R$106,868 as of December 31, 2012), Company and consolidated, respectively.

8.   PREPAID EXPENSES

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12
Fistel fee (a)	-	-	521,640	-
License renewal fees	38,498	-	50,136	-
Advertising and promotion	3,801	817	120,874	173,688
Rentals	17,600	8,738	54,574	31,207
Insurance	2,653	4,731	4,551	10,705
Software and network maintenance	50,033	4,496	61,705	7,872
Financial charges	-	-	4,540	3,247
Taxes, charges and contributions	14,514	343	18,244	1,654
Other	11,687	7,485	22,162	19,964
Total current	138,786	26,610	858,426	248,337

Rentals	10,091	11,795	17,227	20,000
Insurance	2,310	3,144	3,449	3,545
Financial charges	-	-	3,164	3,905
Other	1,381	1,781	3,090	3,946
Total noncurrent	13,782	16,720	26,930	31,396

(a)  Refers to the Operation and Inspection Fee for 2013 paid in March 2013, which will be amortized through the end of the year.

9.   OTHER ASSETS

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Advances to employees and suppliers	46,780	70,888	76,851	97,152
Receivables from related parties	117,733	95,916	36,481	38,033
Subsidy on handsets’ sales	-	-	45,358	53,756
Receivables from suppliers	24,999	16,930	125,702	479,283
Other amounts - unrealized	14,663	14,711	26,080	37,759
Total current	204,175	198,445	310,472	705,983

Future capital contribution	40,020	-	-	-
Surplus – pension plan	18,403	17,595	49,909	48,048
Receivables from suppliers	31,489	-	31,489	-
Receivables from related parties	88,252	34,643	21,197	20,118
Other amounts - unrealized	23,187	23,349	23,874	24,142
Total noncurrent	201,351	75,587	126,469	92,308

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

10. INVESTMENTS

A summary of significant financial data of Company investees is as follows.

a)  Information of investees – Wholly-owned subsidiaries

	At June 30, 2013
	Vivo	TData	ATelecom	TSTV	TVA Sul	Lemontree	Comercial Cabo	GTR-T
Assets
Current	9,639,169	321,185	512,319	16,116	2,588	9	61,245	757
Noncurrent	12,861,509	357,104	484,097	134,436	51,382	8,941	174,572	2,242
Total assets	22,500,678	678,289	996,416	150,552	53,970	8,950	235,817	2,999

Liabilities
Current	7,884,478	237,693	239,370	25,760	6,312	434	94,939	9
Noncurrent	4,895,399	42,172	65,387	14,579	33,752	19	56,596	-
Equity	9,720,801	398,424	691,659	110,213	13,906	8,497	84,282	2,990
Total liabilities	22,500,678	678,289	996,416	150,552	53,970	8,950	235,817	2,999

	At December 31, 2012
	Vivo	TData	ATelecom	TSTV	TVA Sul	Lemontree	Comercial Cabo	GTR-T
Assets
Current	9,877,926	358,299	498,074	40,087	2,178	6	25,435	801
Noncurrent	13,263,918	140,763	414,985	160,603	41,327	11,835	167,688	1,074
Total assets	23,141,844	499,062	913,059	200,690	43,505	11,841	193,123	1,875

Liabilities
Current	8,213,367	174,535	218,126	34,818	9,522	437	117,652	14
Noncurrent	4,887,981	19,191	54,165	2,744	28,798	-	21,830	-
Equity	10,040,496	305,336	640,768	163,128	5,185	11,404	53,641	1,861
Total liabilities	23,141,844	499,062	913,059	200,690	43,505	11,841	193,123	1,875

	Vivo	TData	ATelecom	TSTV	TVA Sul	Lemontree	Comercial Cabo	GTR-T
Net earnings (loss)
At June 30, 2013	1,740,186	93,482	50,927	(52,915)	4,908	(2,957)	(31,383)	1,129
At June 30, 2012	1,730,489	(68,010)	4,605	(25,415)	(2,264)	(7,166)	(12,332)	(539)

b)  Information of investees – Jointly controlled entities

	At June 30, 2013			At December 31, 2012
	Aliança	AIX	ACT	Aliança	AIX	ACT
Assets
Current	125,010	16,044	10	116,322	13,414	10
Noncurrent	-	113,426	-	-	120,024	-
Total assets	125,010	129,470	10	116,322	133,438	10

Liabilities
Current	2,160	3,214	2	2,302	3,280	-
Noncurrent	-	6,054	-	-	5,792	-
Equity	122,850	120,202	8	114,020	124,366	10
Total liabilities	125,010	129,470	10	116,322	133,438	10

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

	Aliança	AIX	ACT
Net earnings (loss)
At June 30, 2013	44	(4,164)	(2)
At June 30, 2012	1,522	928	(4)

c)  Changes in investments

	Balance at 12.31.12 (Restated)	Additions	Equity pick-up	Dividends and interest on equity – declared and approved	Other comprehensive income	Balances at 6.30.13
Interest	11,328,398	71,050	1,801,316	(2,058,833)	(518)	11,141,413
Wholly-owned subsidiaries	11,209,200	71,050	1,803,377	(2,058,833)	(4,911)	11,019,883
A. Telecom S.A.	640,768	-	50,927	-	(36)	691,659
Telefônica Data S.A.	305,336	-	93,482	-	(394)	398,424
Telefônica Sistemas de Televisão S.A.	163,128	-	(52,915)	-	-	110,213
Vivo S.A.	10,040,496	-	1,740,186	(2,058,833)	(1,048)	9,720,801
GTR Participações e Empreendimentos S.A	1,861	-	1,129	-	-	2,990
Lemontree Participações S.A.	11,404	50	(2,957)	-	-	8,497
Comercial Cabo TV São Paulo S.A.	42,096	68,000	(31,383)	-	(3,078)	75,635
TVA Sul Paraná S.A.	4,111	3,000	4,908	-	(355)	11,664

Jointly controlled entities	119,198		(2,061)	-	4,393	121,530
Aliança Atlântica Holding B.V. (a)	57,010	-	22	-	4,393	61,425
Companhia AIX de Participações (a)	62,183	-	(2,082)	-	-	60,101
Companhia ACT de Participações (a)	5	-	(1)	-	-	4

Goodwill	10,208,980	-	-	-	-	10,208,980

Other equity interest	23,683	-	-	(12,425)	(7)	11,251
Other investments (a)	23,683	-	-	(12,425)	(7)	11,251
Total investments in the Company	21,561,061	71,050	1,801,316	(2,071,258)	(525)	21,361,644

Aliança Atlântica Holding B.V. (a)	57,010	-	22	-	4,393	61,425
Companhia AIX de Participações (a)	62,183	-	(2,082)	-	-	60,101
Companhia ACT de Participações (a)	5	-	(1)	-	-	4
Other investments (a)	23,683	-	-	(12,425)	(7)	11,251
Total investments in the consolidated	142,881	-	(2,061)	(12,425)	4,386	132,781

(a)  Investments measured at fair value.

11. Property, plant and equipment, net

a) Breakdown

June 30, 2013:

	Company			Consolidated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	11,838,392	(10,593,771)	1,244,621	15,733,206	(13,501,036)	2,232,170
Equipment and transmission means	20,910,003	(16,395,259)	4,514,744	31,478,572	(24,274,456)	7,204,116
Terminal equipment and modems	5,618,221	(4,508,794)	1,109,427	10,249,002	(8,780,062)	1,468,940
Infrastructure	8,561,955	(6,130,991)	2,430,964	13,254,032	(9,360,150)	3,893,882
TV material and equipment	-	-	-	1,106,941	(848,063)	258,878
Other	1,489,805	(1,326,959)	162,846	3,698,334	(2,966,940)	731,394
Valuation allowance	(19,033)	-	(19,033)	(23,871)	-	(23,871)
Fixed assets in progress	608,147	-	608,147	1,319,573	-	1,319,573
Total	49,007,490	(38,955,774)	10,051,716	76,815,789	(59,730,707)	17,085,082

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

At December 31, 2012:

	Company			Consolidated - restated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	11,688,628	(10,459,546)	1,229,082	15,533,267	(13,282,873)	2,250,394
Equipment and transmission means	20,514,733	(16,165,541)	4,349,192	30,733,907	(23,667,500)	7,066,407
Terminal equipment and modems	5,293,989	(4,219,074)	1,074,915	9,887,923	(8,319,035)	1,568,888
Infrastructure	8,620,997	(6,103,762)	2,517,235	13,303,406	(9,041,716)	4,261,690
TV material and equipment	-	-	-	1,054,592	(861,018)	193,574
Other	1,378,888	(1,224,644)	154,244	3,669,065	(2,863,220)	805,845
Valuation allowance	(14,262)	-	(14,262)	(19,073)	-	(19,073)
Fixed assets in progress	709,857	-	709,857	1,476,419	-	1,476,419
Total	48,192,830	(38,172,567)	10,020,263	75,639,506	(58,035,362)	17,604,144

b) Changes

	Company
	Balance at 12.31.12	Additions	Write-offs, net	Net transfers	Depreciation (c)	Balance at 6.30.13
Switching equipment	1,229,082	19,810	-	129,955	(134,226)	1,244,621
Equipment and transmission means	4,349,192	174,176	(5,796)	241,763	(244,591)	4,514,744
Terminal equipment and modems	1,074,915	324,298	3,342	169	(293,297)	1,109,427
Infrastructure	2,517,235	28,482	(10,684)	26,318	(130,387)	2,430,964
Other	154,244	13,753	(682)	25,224	(29,693)	162,846
Valuation allowance (a)	(14,262)	(5,475)	704	-	-	(19,033)
Fixed assets in progress	709,857	325,378	(3,659)	(423,429)	-	608,147
Total	10,020,263	880,422	(16,775)	-	(832,194)	10,051,716

	Consolidated - restated
	Balance at 12.31.12 - Restated	Additions	Write-offs	Net transfers (b)	Depreciation (c)	Balance at 6.30.13
			net (a)
Switching equipment	2,250,394	19,932	-	214,286	(252,442)	2,232,170
Equipment and transmission means	7,066,407	203,722	(14,475)	599,607	(651,145)	7,204,116
Terminal equipment and modems	1,568,888	398,382	3,272	(147)	(501,455)	1,468,940
Infrastructure	4,261,690	40,823	(11,425)	(42,199)	(355,007)	3,893,882
TV material and equipment	193,574	52,349	-	78,871	(65,916)	258,878
Other	805,845	11,569	(376)	36,574	(122,218)	731,394
Valuation allowance (a)	(19,073)	(5,475)	677	-	-	(23,871)
Fixed assets in progress	1,476,419	810,439	(5,764)	(961,521)	-	1,319,573
Total	17,604,144	1,531,741	(28,091)	(74,529)	(1,948,183)	17,085,082

(a)  The Company and its subsidiaries recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.

(b)  Balances remaining in transfers stated in the previous cart refer to transfers between PP&E and intangible assets.

(c)  Additions of costs and depreciation expenses are presented in “Depreciation and Amortization” in Notes 23, 24 and 25.

Depreciation rates

For the six-month period ended June 30, 2013, PP&E were depreciated on a straight-line basis, at the following annual rates:

Switching equipment	10.00 to 33.33
Equipment and transmission means	5.00 to 14.29
Terminal equipment and modems	10.00 to 66.67
Infrastructure	4.00 to 66.67
TV material and equipment	8.00 to 20.00
Other PP&E	10.00 to 20.00

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

d) PP&E items given as guarantee

At June 30, 2013, the Company and its subsidiaries had PP&E items given in guarantee for lawsuits, amounting to R$91,007 (R$150,194 as of December 31, 2012) and R$187,094 (R$235,847 at December 31, 2012), Company and consolidated, respectively.

e) Capitalization of borrowing costs

At June 30, 2013 and December 31, 2012, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

12. INTANGIBLE ASSETS, NET

a) Breakdown

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Goodwill	-	-	10,225,280	10,225,280
Other intangible assets	15,286,705	15,730,850	19,381,047	19,780,417
Total	15,286,705	15,730,850	29,606,327	30,005,697

Breakdown of goodwill as of June 30, 2013 and December 31, 2012 is as follows:

Ajato Telecomunicação Ltda.	149
Spanish e Figueira (merged into TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S. A. (d)	7,169,577
Telemig Celular S. A. (e)	133,896
Telemig Celular Participações S. A. (e)	1,485,172
Global Telecom S. A. (e)	204,762
Tele Centro Oeste Celular Participações S. A. (e)	150,930
Ceterp Celular S. A. (e)	16,151
Total	10,225,280

(a) Goodwill from partial spin-off of the company Spanish and Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b)  Goodwill generated upon acquisition of equity control over Santo Genovese Participações (controlling member or Atrium Telecomunicações Ltda.) in 2004.

(c)  Goodwill generated upon acquisition of Telefonica Televisão Participações TP (formerly Navytree) merged in 2008. This is grounded on a future profitability study.

(d)  Goodwill generated upon acquisition of Vivo Part. in April 2011.

(e)  Goodwill arising from Vivo Part., reversed to the Company upon merger in 2011.

Breakdown of intangible assets as of June 30, 2013 and December 31, 2012 was as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

At June 30, 2013:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,284,022	(2,766,484)	517,538	9,830,526	(8,010,589)	1,819,937
Customer portfolio	1,990,278	(507,552)	1,482,726	2,114,561	(631,835)	1,482,726
Trademarks and patents	1,601,408	(148,870)	1,452,538	1,643,511	(190,973)	1,452,538
License	12,644,000	(812,000)	11,832,000	17,062,565	(2,617,228)	14,445,337
Other	187,711	(185,808)	1,903	290,284	(266,458)	23,826
Software in progress	-	-	-	156,683	-	156,683
Total	19,707,419	(4,420,714)	15,286,705	31,098,130	(11,717,083)	19,381,047

At December 31, 2012:

	Company			Consolidated - restated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,215,274	(2,652,564)	562,710	9,516,522	(7,625,698)	1,890,824
Customer portfolio	1,990,278	(383,269)	1,607,009	2,114,561	(507,552)	1,607,009
Trademarks and patents	1,601,408	(106,767)	1,494,641	1,643,511	(148,870)	1,494,641
License	12,644,000	(580,000)	12,064,000	16,987,547	(2,275,703)	14,711,844
Other	187,711	(185,221)	2,490	708,577	(683,520)	25,057
Software in progress	-	-	-	51,042	-	51,042
Total	19,638,671	(3,907,821)	15,730,850	31,021,760	(11,241,343)	19,780,417

b) Changes

	Company
	Balance at 12.31.12	Additions	Write-offs, net	Amortization (b)	Balance at 6.30.13
Software	562,710	68,747	10	(113,929)	517,538
Customer portfolio	1,607,009	-	-	(124,283)	1,482,726
Trademarks and patents	1,494,641	-	-	(42,103)	1,452,538
License	12,064,000	-	-	(232,000)	11,832,000
Other	2,490	-	-	(587)	1,903
Total	15,730,850	68,747	10	(512,902)	15,286,705

	Consolidated
	Balance at 12.31.12 - Restated	Additions	Write-offs, net	Net transfers (a)	Amortization (b)	Balance at 6.30.13
Software	1,890,824	172,915	6	141,038	(384,846)	1,819,937
Customer portfolio	1,607,009	-	-	-	(124,283)	1,482,726
Trademarks and patents	1,494,641	-	-	-	(42,103)	1,452,538
License	14,711,844	75,018	-	-	(341,525)	14,445,337
Other	25,057	3,118	-	-	(4,349)	23,826
Software in progress	51,042	172,150	-	(66,509)	-	156,683
Total	19,780,417	423,201	6	74,529	(897,106)	19,381,047

(a) Balances remaining in transfers stated in the previous chart refer to transfers between PP&E and intangible assets.

(b) Additions of costs and depreciation expenses are presented in “Depreciation and Amortization” in Notes 23, 24 and 25.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

c) Amortization rates

For the six-month period ended June 30, 2013, other intangible assets were amortized on a straight-line basis, at the following annual rates:

	Company	Consolidated
Software	20.00	20.00 to 33.33
Customer portfolio	10.00	9.00 to 15.00
Trademarks and patents	5.00	5.00
Licenses	3.60 to 20.00	3.60 to 20.00
Other Intangible assets	10.00 to 20.00	10.00 to 20.00

13. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Salaries and fees	8,100	34,771	20,794	38,640
Social charges and benefits	99,476	81,576	239,106	204,675
Employee profit sharing	47,737	89,433	108,580	172,937
Total	155,313	205,780	368,480	416,252

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Sundry suppliers	1,788,410	1,741,088	5,339,864	5,205,202
Onlending amounts	55,902	93,239	113,834	151,809
Interconnection/ networking	305,086	356,720	461,906	532,057
Total	2,149,398	2,191,047	5,915,604	5,889,068

15. TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Income taxes	-	-	24,505	243,399
Income and social contribution taxes (a)	-	-	24,505	243,399
Indirect taxes	506,951	559,112	1,865,288	2,026,600
ICMS (b)	386,253	405,103	1,482,282	1,534,750
PIS and COFINS	106,366	135,006	262,915	362,911
Fust and Funttel	7,148	11,886	28,610	34,853
Other	7,184	7,117	91,481	94,086
Total	506,951	559,112	1,889,793	2,269,999

Current	478,061	529,055	1,375,270	1,781,250
Noncurrent	28,890	30,057	514,523	488,749

(a)  Income and social contribution taxes payable are stated net of payments based on estimates.

(b)  Noncurrent liabilities include R$462,920 as of June 30, 2013 (R$437,295 as of December 31, 2012) which refers to ICMS - Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government, involving the deferral of ICMS payment.  This agreement establishes that ICMS shall be paid on the 49th month subsequent to that for which ICMS is computed.  This amount is restated based on the Annual Restatement Factor (FCA) variation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

16. LOANS, FINANCING AND DEBENTURES

16.1 - Loans and Financing

Loans and financing are stated at fair value, where applicable.

				Company		Consolidated
	Currency	Annual interest rate (%)	Maturity	6.30.13	12.31.12	6.30.13	12.31.12
Financing – BNDES	URTJLP (a)	TJLP+3.73%	15/05/15	743,675	938,063	743,675	938,063
Financing – BNDES	URTJLP (a)	TJLP+1.73%	15/05/15	40,252	50,770	40,252	50,770
Financing – BNDES	R$	2.50% to 5.50%	15/01/21	1,945	1,957	1,945	1,957
Loan – Mediocrédito	US$	1.75%	02/02/14	6,721	9,310	6,721	9,310
Loan – Resolution 4131	US$	4.10%	25/10/13	357,485	326,263	357,485	326,263
Financing – BNDES	URTJLP (a)	TJLP+0% to 4.30%	15/07/19	-	-	1,769,908	1,916,737
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	15/07/19	-	-	479,847	455,296
Financing – BNDES	R$	2.50% to 5.50%	15/10/20	-	-	138,436	146,365
Loans– BEI	US$	4.18% to 4.47%	02/03/15	-	-	850,347	795,601
Financing – BNB	R$	10.00%	30/10/16	-	-	286,828	338,610
BBVA Commission		0.43%	28/02/15	-	-	258	241
Financing – BNDES	URTJLP (a)	TJLP+5.0%	15/01/15	-	-	1,573	2,071
Financing – BNDES	URTJLP (a)	TJLP+5.70%	15/04/16	-	-	1,949	2,312
Financing – BNDES	URTJLP (a)	TJLP+9.00%	15/04/16	-	-	1,598	1,901
Financing - BNDES PSI	R$	2.50% to 8.70%	15/04/16	-	-	29,846	25,471
Financing - Lease	R$	14.70%	09/11/13	-	-	164	356
Total				1,150,078	1,326,363	4,710,832	5,011,324

Current				774,617	743,941	1,282,943	1,255,323
Noncurrent				375,461	582,422	3,427,889	3,756,001

(a)     Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b)     Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c)     The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Brazilian Development Bank (BNDES)

•      In October 2007, a credit facility was approved for the Company to finance investment in products and services produced domestically. All of these funds have been withdrawn and investment thereof are proven and accepted by BNDES.

•      In August 2007, Vivo took out a R$1,530,459 financing from BNDES. Funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Credits were released in installments and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

•      On October 14, 2011, a R$3,031,110 credit facility was taken out from BNDES. These funds are used in investments of expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, with its grace period ending July 15, 2014, when only interest will be paid, on a quarterly basis.  After this period, interest will be paid and principal repaid within 60 consecutive monthly installments.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation qualifies for the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following  comparison was considered: (i) total debt calculated based on rates defined in contract, and (ii) total debt calculated based on rates used in the market (fair value). The government grant by BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$17,522 through June 30, 2013 (R$18,322 as of December 31, 2012).

Through June 30, 2013, the amount of R$1,809,717 (R$1,802,113 through December 31,  2012) had been released

•      In January 2010, a R$319,927 financing line to Vivo was approved by BNDES through its Investment Maintenance Program (BNDES PSI).  Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as investments made are evidenced.  Through December 31, 2012, the amount of R$184,489 was released and the remaining R$135,438 balance was canceled.

As the interest rates applied to this financing are lower than those prevailing in the market (4.5% to 5.5% p.a. fixed), this operation qualifies for the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following comparison was considered: (i) total debt calculated based on rates determined in contract, and (ii) total debt calculated based on rates used in the market (fair value).  The government grant by BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$21,311 through June 30, 2013 (R$23,876 as of December 31, 2012).

•      With the merger process, Vivo responded for the financing agreements which belonged to former Vivo Part. whose balance amounted to R$ 25,025 as of June 30, 2013 (R$ 26,825 at December 31, 2012).

•      In November 2010 and in March 2011, BNDES approved credit facilities for CaTV and SUl Paraná amounting to R$ 41,950.  On December 28, 2012, a R$9,493 financing line was approved by BNDES, for 36 months, with six-month grace period for principal, fully released as investments made are proved.    Through June 30, 2013, R$ 51,443 (R$ 41,950 at December, 2012) had been released. These transactions also fall into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (2.5% p.a. and 5.5% p.a. fixed), and the subvention granted by BNDES, adjusted to present value, resulted – as of June 30, 2013 – in the amount of R$ 2,335 (R$ 2,404 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•      In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a R$5,417 financing line for the Company. Through June 30, 2013, balance amounted to R$ 1,839 (R$ 1,946 as of December 31, 2012) This transaction also falls into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (5.5% p.a. fixed), and the subvention granted by BNDES, adjusted to present value, resulted – as of June 30, 2013 – in the amount of R$ 309 (R$ 331 as of December 31, 2012).

•      On December 28, 2012, R$21,783 and R$331,698 financing lines were approved for the Company and Vivo, respectively, by BNDES, at the rate of 2.5% p.a., for 60 months, 24 grace period for principal, which will be released as investments made are proved. Through June 2013, R$1,182 had been released.

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, with semiannual repayments and maturity by 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso.  A derivative was taken out to hedge the Company against currency risks related to this debt and, as it is an effective hedge, the hedge accounting methodology was adopted.  Therefore, as of June 30, 2013, the risk against which the Company was hedged by this instrument was recognized in the balance sheet at its fair value as of the balance sheet date

European Investment Bank - BEI

Vivo took out a €250 million (equivalent to U$365 million) financing from BEI. Funds were released in two installments, the first of which on December 19, 2007, and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing is secured with a swap  agreement that converts the currency risk into a percentage of CDI variation.

Banco do Nordeste – BNB

•      On January 29, 2007, Vivo S.A. took out a credit facility from BNB amounting to R$ 247,240. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

•      On October 30, 2008, Vivo S.A. took out a credit facility from BNB amounting to R$ 389,000. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

16.2 – Debentures

	Company/Consolidated
	Currency	Interest	Maturity	6.30.13	12.31.12
Debentures (4th issue) – Series 1 and 2	R$	106.00% to 112.00% of CDI	15/10/14	745,270	744,678
Debentures (4th issue) – Series 3	R$	IPCA+7.00%	15/10/14	97,353	96,249
Debentures (1st issue) – Telemig	R$	IPCA+0.50%	05/07/21	74,795	72,137
Debentures (3rd issue)	R$	100.00% of CDI + 0.75%	10/09/17	2,047,427	2,044,674
Debentures (4th issue)	R$	100.00% of CDI + 0.68%	25/04/18	1,317,972	-
Issue costs	R$			(2,604)	(1,833)
Total				4,280,213	2,955,905

Current				723,698	702,215
Noncurrent				3,556,515	2,253,690

Funds raised by Vivo Part.

4th Issue

On September 4, 2009, the Board of Directors of Vivo Part. approved the 4th public issue, by the company, of simple, registered, book-entry debentures nonconvertible into unprivileged shares of the company’s issue, with a ten-year interest accrual period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was jointly decided in an agreement between Vivo Part. and the leading coordinator of the offer after completion of the bookbuilding procedure.

Remuneration of the 1st series was 108.00% of CDI, of the 2nd series was 112.00% of CDI, and of the 3rd series was a coupon of 7.00% p.a. on face value restated based on Brazil's Extended Consumer Price Index (IPCA)variation. These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

The funds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of Vivo Part. and to support its working capital.

Transaction costs in connection with this issue, amounting to R$ 375 as of June 30, 2013 (R$ 840 as of December 31, 2012), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.  The effective rate this issue, considering transaction costs, is 112.13% of CDI.

Debenture holders, in meeting held on July 29, 2011 (first call), decided to approve transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

On July 24, 2012, the Company’s Board of Directors approved the proposal to reschedule the 1st series of 4th issue, amounting to R$98 million at 106% CDI.

On October 15, 2012, the Company renegotiated the 1st series of the 4th debenture issuance under the conditions approved by the Board of Directors in a meeting held on July 24, 2012. Total value renegotiated was R$93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$4,850, and kept them in treasury for later cancellation.

Rescheduling of the 2nd and 3rd series is provided for as follows: 2nd series, on October 15, 2013, 3rd series, on October 15, 2014:

The balance of this account at June 30, 2013 was R$842,623 (R$840,927 at December 31, 2012).

Fund raised by Telemig Celular S.A.(Telemig, company merged into Vivo Part. as of June 1, 2010)

1st Issue

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC.  Under the terms of this program, Telemig would make SMP services available to 134 locations in the areas registered under No. 34, No. 35 and No. 38

Also according to the program, 5,550 simple, registered, book-entry debentures nonconvertible into unprivileged shares, with no stock certificates issued, would be issued in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program for providing services to 134 locations inside the state of Minas Gerais.

The balance of this account at June 30, 2013 was R$74,795 (R$72,137 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Fund raised by the Company

3rd Issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of simple debentures nonconvertible into shares of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) simple, registered, book-entry debentures nonconvertible into unprivileged shares of the Company’s issue were issued in a single series, with unit face value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, with public distribution and limited placement efforts.

Remuneration is 100.00% of CDI, plus spread  of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. Unit face value of each debenture will be fully repaid in a lump sum, on the maturity date.

Debentures are not subject to rescheduling.

Funds obtained through this limited offering were allocated to: (i) direct investment in 4th generation (4G) wireless phone services, specifically to settle the authorization price obtained by Vivo in the 4G auction; and (ii) sustaining liquidity and extension of other debts already incurred by the Company.

Transaction costs in connection with this issue, amounting to R$ 886 as of June 30, 2013 (R$ 993 as of December 31, 2012), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.

The balance of this account at June 30, 2013 was R$2,047,427 (R$2,044,674 at December 31, 2012).

4th Issue

On April 11, 2013, the Company's Board of Directors approved the fund raising proposal in the local market by issuing simple nonconvertible debentures in the amount of R$ 1,3 billion, as a way to ensure the Company liquidity for future commitments.

The net proceeds obtained with the issue will be fully used for future debt amortization, Capex of developed projects and in the strengthening of liquidity.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Total 130,000 debentures were issued (one hundred and thirty thousand), with par value equivalent to R$10,000.00 (ten thousand reais). The debentures have five-year (5) maturity as of the corresponding issue date, April 25, 2013, thereby maturing on April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% (one hundred percent) of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 (two hundred and fifty-two) working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus a spread of 0.68% (sixty-eight hundredths percent) p.a., based on 252 (two hundred and fifty-two) working days (Remuneration). The Remuneration shall be calculated exponentially and cumulatively on a pro-rata temporis by working days elapsed since the issue date or the remuneration payment date immediately before that, as the case may be, until the effective payment date. Banco Itaú BBA S.A. was the lead coordinator. The transaction costs associated with this issue amounted R$ 1,342 at June 30, 2013.

16.3 - Payment schedule

Breakdown of noncurrent loans, financing and debentures as of June 30, 2013 by year of maturity is as follows:

Year	Company	Consolidated
2014	385,445	885,446
2015	170,225	1,217,137
2016	318	444,168
2017	2,000,318	2,398,746
2018 onward	1,375,670	2,038,907
Total	3,931,976	6,984,404

16.4 – Covenants

The Company and Vivo have loans and financing taken out from BNDES, the balance of which as of June 30, 2013 was R$ 3,033,682 (R$ 3,360,866 as of December 31, 2012). In accordance with the agreements, there are financial and economic indexes that should be considered on a semiannual an annual basis.  At this same date, all economic and financial indexes for the agreements in effect were met.

4th issue debentures, net of issue costs, as of June 30, 2013 amounted to R$ 842,248 (R$ 839,094 as of December 31, 2012) and have economic and financial indexes that should be calculated on a quarterly basis.  At this same date, all economic and financial indexes for the agreements were met.

Telemig’s (company merged into Vivo Part. as of June 1, 2010) agreement with the State Department of Economic Development referring to debentures – amounting to R$ 74,795 as of June 30, 2013 (R$ 72,137 at December 31, 2012) – includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, non-compliance with non-fiduciary commitments and compliance with certain financial indexes.  On the same date, all these covenants were met.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

16.5 - Guarantees

At June 31, 2013, guarantees were given for part of loans and financing of the Company and Vivo, as follows:

Banks	Loans/financing balance	Guarantees
National Development Bank (BNDES)	R$1,769,908 (URTJLP) R$479,847 (UMBND) R$138,436 (PSI - Vivo)

•       Agreement (2007). R$ 359,896: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Agreement (PSI). R$138,436: disposal of financed asset items.

•       Agreement (2011). R$ 1,889,859:: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Telefonica Brasil is the intervening guarantor

European Investment Bank (BEI)	R$850,347	• Commercial risk guaranteed by Banco BBVA Spain.
Banco do Nordeste do Brasil S.A. - BNB	R$286,828

•       Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•       Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

•       Telefonica Brasil is the intervening guarantor.

17. DIVIDENDS AND INTEREST ON EQUITY (IOE)

Dividends and interest on equity receivable and payable.

a)  Breakdown of receivables:

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Vivo	1,096,581	390,747	-	-
Aliança	1,140	1,140	1,140	1,140
ATelecom	2,218	2,218	-	-
Total	1,099,939	394,105	1,140	1,140

b)  Changes in receivables:

	Company	Consolidated
Balance at 12.31.12 - Restated	394,105	1,140
Supplementary dividends - 2012	1,841,833	-
Interim JSCP - 2013 (net of IRRF)	184,450	-
Dividends receipt and JSCP	(1,320,449)	-
Balance at 6/30/13	1,099,939	1,140

For the cash flow statement, interest on shareholder’s equity and dividends received from subsidiaries are allocated to the Investing Activity group.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

c)         Breakdown of payables:

	Company/Consolidated
	6.30.13	12.31.12
Telefónica Internacional	447,752	-
SP Telecomunicações Participações	281,042	-
Telefónica	370,261	-
Compañia de Telecomunicaciones de Chile	887	-
Attributed to non-controlling shareholders	873,713	467,831
Total	1,973,655	467,831

d)         Changes in payables:

Company/Consolidated
Balance at 12/31/12	467,831
Supplementary dividends - 2012	3,148,769
Unclaimed dividends and JSCP	(59,045)
Payment of dividends and JSCP	(1,583,900)
Balance at 6/30/13	1,973,655

Interest on shareholder´s equity and dividends not yet claimed by shareholders expire in three years from the date payment commences.  Should dividends and interest on shareholder´s equity expire, these amounts are recorded against equity and then distributed.

For the cash flow statement, interest on shareholder´s equity and dividends paid to shareholders are allocated to the Financing Activity group.

18.  PROVISIONS

a)  Breakdown:

	Company		Consolidated
	6.30.13	12.31.12 -Restated	6.30.13	12.31.12 -Restated
Provision for administrative and legal level
Labor	686,998	598,733	814,872	717,247
Tax	1,380,256	1,336,071	2,099,505	1,952,050
Civil and regulatory	641,751	568,225	892,871	795,294
Subtotal	2,709,005	2,503,029	3,807,248	3,464,591

Contingent liabilities (a)	271,800	264,520	271,800	264,520
Provision for divestiture (b)	21,113	24,935	232,956	221,316
Total	3,001,918	2,792,484	4,312,004	3,950,427

Current	367,098	334,852	527,445	496,790
Noncurrent	2,634,820	2,457,632	3,784,559	3,453,637

(a)  Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Part. in 2011.

(b)  Refers to costs to be incurred to return the sites  (locations for installation of base radio, equipment and real state) to their respective owners in the same state as they were at the time of execution of the initial lease agreement.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts.  The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

b)  Changes:

	Company
	Provision for legal level
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA)	Provision for divestiture	Total
Balance at 12.31.12 (Restated)	598,733	1,336,071	568,225	264,520	24,935	2,792,484
Inflows	176,175	7,509	77,643	1,334	847	263,508
Write-offs due to payment	(36,655)	(168)	(12,428)	-	-	(49,251)
Write-offs due to reversal	(66,548)	(28)	(29,107)	(1,339)	(4,669)	(101,691)
Monetary restatement	15,293	36,872	37,418	7,285	-	96,868
Balance at 6.30.13	686,998	1,380,256	641,751	271,800	21,113	3,001,918

Current	38,642	-	328,456	-	-	367,098
Noncurrent	648,356	1,380,256	313,295	271,800	21,113	2,634,820

	Consolidated
	Provision for legal level
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA)	Provision for divestiture	Total
Balance at 12.31.12 (Restated)	717,247	1,952,050	795,294	264,520	221,316	3,950,427
Inflows	199,906	126,253	151,185	1,334	17,623	496,301
Write-offs due to payment	(45,839)	(20,241)	(41,199)	-	(1,425)	(108,704)
Write-offs due to reversal	(72,000)	(19,418)	(53,476)	(1,339)	(4,668)	(150,901)
Monetary restatement	15,558	60,861	41,067	7,285	110	124,881
Balance at 6.30.13	814,872	2,099,505	892,871	271,800	232,956	4,312,004

Current	84,766	4,543	438,136	-	-	527,445
Noncurrent	730,106	2,094,962	454,735	271,800	232,956	3,784,559

18.1 Labor contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	6.30.13	12.31.12	6.30.13	12.31.12
Probable	686,998	598,733	814,872	717,247
Possible	52,170	61,756	291,748	274,156

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, equal pay for like work, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan.  The claims await the decision by the Regional Labor Court of São Paulo.  Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk.  No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is part to public civil actions filed by the Department of Labor, in respect of the decision to restrain the Company to continue hiring outsourced companies to carry out the Company’s main activities.    No amounts were assigned to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for the Company.

18.2 Tax contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	6.30.13	12.31.12	6.30.13	Restated 12.31.12 -
Probable	1,380,256	1,336,071	2,099,505	1,952,050
Possible	7,846,096	6,955,316	14,842,654	13,738,155

Tax provisions:

Federal Taxes

At June 30, 2013, the Company was party to lawsuits and administrative proceedings related to (i) Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the Company on behalf of employees); (ii) letters of protest resulting from the non-approval of compensation and refund requests, formulated by the Company; (iii) social contributions regarding alleged lack of payment of 11% over the value of several contractor’s invoices and receipts for transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed:  non-inclusion of interconnection expenses and industrial application of dedicated line (EILD) in the FUST tax base and Mobile operations:   non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on Equity; (ix) Public Price for Numbering Resources Management (PPNUM) by ANATEL introduced by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-approval of the companies’ offset and refund requests; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) lack of withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) increase in PIS and COFINS tax bases, and increase in COFINS rates, required by Law No. 9718/98, and (xv) Tax on Net Income (ILL).  At June 30, 2013, total provisions amounted to R$1,367,263 (R$1,323,434 at December 31, 2012) for Company and R$2,006,250 (R$1,860,803 at December 31, 2012) for consolidated.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

State taxes

At June 30, 2013, the Company and its subsidiaries had administrative and judicial proceedings in progress referring to (i) ICMS credits on electric power and credits without documentation; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription, and (v) environmental administrative fine.  At June 30, 2013, total provisions amounted to R$42 (R$36 at December 31, 2012) for Company and R$79,463 (R$67,426 at December 31, 2012) for consolidated.

Municipal taxes

At June 30, 2013, the Company and its subsidiaries were parties to various tax legal claims at municipal level, which, based on the opinion of their legal advisors, are classified as a probable loss.  At June 30, 2013, total provisions amounted to R$12,951 (R$12,601 at December 31, 2012) for Company and R$13,792 (R$23,821 at December 31, 2012) for consolidated.

The referred to claims comprise:  (i) Municipal real property tax (IPTU); (ii) ISS levied on chattel lease services and secondary and complementary activities, (iii) Surveillance, Control and Inspection Fee (TVCF).

Tax contingencies

Federal Taxes

At June 30, 2013, the Company and its subsidiaries were parties to various administrative and judicial proceedings in the federal sphere, which are pending judgment at various court levels.  At June 30, 2013, total amount was R$1,363,152 (R$1,430,670 at December 31, 2012) for Company and R$3,041,166 (R$3,146,736 at December 31, 2012) for consolidated.

Key proceedings refer to: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v) PIS levied on roaming; (vi) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (ix) deductions of COFINS from loss in swap transactions; (x) PIS / COFINS accrual basis versus cash basis; (xi) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xii) IRPJ on derivative operations; (xiii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and Vivo’s corporate restructuring, and (xiv) Contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

State taxes

At June 30, 2013, the Company and its subsidiaries were parties to various administrative and judicial proceedings related to ICMS, in the state level, which are pending judgment at various court levels.  At June 30, 2013, total amount was R$4,944,399 (R$4,014,790 at December 31, 2012) for Company and R$6,821,102 (R$5,870,365 at December 31, 2012) for consolidated.

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) Detraf fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption from public bodies; (xxii) issue of invoices with negative ICMS, and (xxiii) rewriting of tax  book with no previous approval by tax authorities.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Municipal taxes

At June 30, 2013, the Company and its subsidiaries were parties to various administrative and judicial proceedings in the municipal sphere, which are pending judgment at various court levels.  At June 30, 2013, total amount was R$388,160 (R$383,397 at December 31, 2012) for Company and R$553,425 (R$544,323 at December 31, 2012) for consolidated.

Key proceedings refer to: (i)  ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) land use fee; (v) sundry municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA), and (x) ISS tax levied on caller ID services and on cell phone activation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunction petitioned separately by landline and wireless carriers for acknowledgement of their right to:  Landline phone carriers:  non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers:   non-inclusion of interconnection revenue   in the FUST base, pursuant to Precedent No. 7, of December 15, 2005, for being in disagreement with provisions set forth in the sole paragraph of art. 6 of Law No. 9.998/00, which are awaiting for trials in the second lower court.

A number of delinquency notices referring to debit entry issued by ANATEL in the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At June, 2013, total amount was R$908,769 (R$883,771 at December 31, 2012) for Company and R$2,030,581 (R$1,970,800 at December 31, 2012) for consolidated.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Telecommunications Technology Development Fund (FUNTTEL)

At June 30, 2013, the Company and its subsidiaries were parties to administrative and judicial proceedings which are pending judgment at the lower administrative court and the court of appeals.  At June 30, 2013, total amount was R$198,801 (R$195,126 at December 31, 2012) for Company and R$646,780 (R$614,314 at December 31, 2012) for consolidated.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company and its subsidiaries understand that such collection is unjustified, and separately challenged the aforesaid fee in court.  At June 30, 2013, total amount was R$42,815 (R$47,562 at December 31, 2012) for the Company, with deposit in full, and R$1,747,416 (R$1,589,479 at December 31, 2012) for consolidated, without the respective deposit in full.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Public Price for Numbering Resources Management (PPNUM)

Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.  At June 30, 2013, total amount was R$ 2,184 (R$ 2,138 at December 31, 2012)

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

18.3 Civil and regulatory contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	6.30.13	12.31.12	6.30.13	12.31.12
Probable	641,751	568,225	892,871	795,294
Possible	2,145,748	2,012,725	2,820,026	2,656,850

Provisions for civil contingencies

•           The Company is party to various claims related to rights to receive additional shares calculated vis-à-vis network expansion plans after 1996 (share supplement processes). Such claims are at several stages:  Lower court, Justice and Higher Court of Justice.  Considering the likelihood of an unfavorable outcome as probable as of June 30, 2013, the Company set up a provision amounting to R$35,331 (R$31,260 as of December 31, 2012.

•           The Company and its subsidiaries are parties to civil proceedings in the  administrative and legal level, the object of which is the provision of services.  This proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices.  Similarly, the Company and its subsidiaries are defendants or plaintiffs in other proceedings having as object matters other than those related to the normal course of business. At June 30, 2013, provisions amounted to R$221,420 (R$193,216 at December 31, 2012) for Company and R$425,582 (R$377,649 at December 31, 2012) for consolidated.

•           The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings.  At June 30, 2013, provision set up amounted to R$87,723 (R$78,711 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Provision for regulatory contingencies

At June 30, 2013, the Company and its subsidiaries were parties in administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.   The likelihood of an unfavorable outcome for these proceedings was rated as probable. Therefore, as of June 30, 2013, provisions were set up at R$297,277 (R$265,038 as of December 31, 2012) for the Company, and R$344,235 (R$307,674 as of December 31, 2012) for consolidated.

Civil contingencies

•      Plano Comunitário de Telefonia (PCT): Refers to a Public Interest Suit to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the city of Mogi das Cruzes. The total amount is approximately R$ 260,241 (R$236,236 as of December 31, 2012). The likelihood of loss in this proceeding was deemed as possible by legal counsels.  The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed that claim groundless.  The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently waiting for a decision.

•      Class actions filed by SISTEL Members Association in the State of São Paulo (ASTEL), whereby SISTEL members in São Paulo State challenge changes made in the health care plan for retired employees (PAMA), and claim that former conditions are restored.  The claim is still in the evidentiary stage, and no decision was issued in any court level. The likelihood of loss in this proceeding was deemed as possible by legal counselors.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

•      Public Interest Suits filed by ASTEL in São Paulo State and FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL, the Company and other carriers, seeking annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off.    The likelihood of loss in this proceeding was deemed as possible by legal counselors.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

•      The Public Prosecutor’s Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system.  The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion.  The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby.  The parties filed an appeal on the merits of the case.  The judgment effects are in abeyance.  No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•      The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$ 692,200 (R$643,432 as of December 31, 2012) for the Company and R$ 1,319,581 (R$ 1,236,312 as of December 31, 2012) for consolidated, whose likelihood of an unfavorable outcome has been assessed by their legal advisers as possible.

•      The Company and its subsidiaries have received fines regarding the noncompliance of “SAC Decree.” The Company and its subsidiaries are currently parties to several administrative proceedings and lawsuits, whose likelihood of an unfavorable outcome has been rated as possible by their legal advisers, amounting to R$4,300 as of June 30, 2013 (R$7,550 as of December 31, 2012) for the Company and R$16,091 (R$19,314 as of December 31, 2012) consolidated.

•      Intellectual Property:  Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that Vivo should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, Vivo must pay indemnification for royalties  to be calculated in settlement.  Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable.  An interlocutory appeal petition was filed given this decision, which suspended the interim relief, and rendered the unfavorable decision ineffective until a final decision is awarded to such appeal.  An appeal was filed given the decision pending judgment.  The likelihood of an unfavorable outcome has been assessed by legal advisors as possible.  There is no way to determine the extent of potential liabilities with respect to this claim.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•      Validity of prepaid plan:  Vivo and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes.  The plaintiffs allege that the prepaid minutes should not expire after a specific period.  Conflicting decisions were handed down by courts on the matter.  Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed by legal advisers as possible, except for collective actions against Telemig, for which the likelihood of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Regulatory contingencies

•      The Company and its subsidiaries are parties to administrative proceeding filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at administrative level. The likelihood of an unfavorable outcome was rated as possible for the consolidated amount of R$1,224,113 (R$1,189,007 for the Company, of which R$919,118 refers to administrative proceedings, R$186,871 for administrative proceedings in court, and R$83,018 for other legal claims) as of June 30, 2013, and R$1,164,988 (R$1,125,507 for the Company, of which R$903,926 refers to administrative proceedings, R$177,736 for administrative proceedings in court, and R$43,845 for other legal claims) as of December 31, 2012.

•      Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings challenging these charges, based on ANATEL’s position.

Legal advisors rated the likelihood of a favorable outcome in these proceedings as possible.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•      Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed at the level of the Brazilian System for Competition Defense (SBDC) by Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit do Brasil Ltda. and Easytone Telecomunicações Ltda. on August 6, 2007 against Claro S.A. (Claro), Tim Brasil Serviços e Telecomunicações S.A. (TIM), TNL SCS S.A. (Oi) and Vivo, for supposed trust and price squeeze practices, with the objective of increasing VUM tariff, thus increasing the costs of competitors.  Due to the proceeding filed on August 21, 2008, the Department for Economic Right (SDE) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 combined with items V, article 21 and (ii) items I, III and IV, article 20 combined with items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a technical note whereby: (i) dismissed the accusation of trust against all the defendants, recommending filing of such accusation; (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VUM and for lack of evidence of recurrent practices of prices below VUM; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8884/94, for the increase in costs of competitors (price squeeze).  On November 7, 2012, the Federal Public Prosecutor’s Office issued an opinion under the same terms of SDE Note and, on March 12, 2013, the Attorney General of the Brazilian Antitrust Enforcement Agency (CADE) decided to file all charges.

The proceeding is in the finding of facts process at CADE, for future decision.

The Company’s legal advisers consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up.  If CADE hands down a sentence against defendants only for price squeeze, the fine estimated for this case may range from 0.1% to 0.5% of Vivo’s gross income for 2006. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE and the Federal Public Prosecutor’s Office, fines may range from 10% to 15% of Vivo’s gross income for 2006.

It is worth highlighting that Law No. 12529/12 became effective on May 29, 2012 and there is not a significant number of former cases for which CADE has handed down a decision based on the new criteria.  This estimate is based on a proportional calculation that took into consideration former court decisions and the criteria set forth by the new Law.

18.4 Guarantees

At June 30, 2013, the Company and its subsidiaries granted guarantees for tax, civil and labor claims, as follows:

	Company			Consolidated
	Furniture and equipment	Judicial deposits and garnishments	Letter of guarantee	Furniture and equipment	Judicial deposits and garnishments	Letter of guarantee
Civil, labor and tax	91,007	3,196,738	1,138,976	187,094	4,283,787	2,149,017
Total	91,007	3,196,738	1,138,976	187,094	4,283,787	2,149,017

At June 30, 2013, in addition to the guarantees presented above, the Company and its subsidiaries had garnishments (except for loan-related investments) amounting to R$49,428 (R$49,728 as of December 31, 2012).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

19.       DEFERRED REVENUES

a)  Breakdown

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12
Activation revenue (a)	58,952	57,581	58,952	57,581
Payphone cards	4,810	9,948	4,810	9,948
Services and goods (b)	-	-	620,661	558,165
Government grants (d)	44	44	8,575	8,294
Loyalty program (e)	-	-	89,618	82,848
Other revenues	3,579	2,170	16,216	17,737
Total current	67,385	69,743	798,832	734,573

Activation revenue (a)	34,578	31,786	34,578	31,786
Services and goods (b)	-	-	48,990	38,742
Disposal of PP&E (c)	-	-	124,044	171,174
Donation of equipment (f)	-	-	13,528	16,235
Government grants (d)	265	287	32,902	36,639
Other revenues	6,677	6,949	8,692	8,786
Total noncurrent	41,520	39,022	262,734	303,362

a)      Refers to the deferral of fee revenue (fixed) recognized in income over the estimated period of duration of the customer plant.

b)      Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.

c)      Refers to net balance of the residual value from disposal of non-strategic towers and rooftops  owned by Vivo, to be transferred to income upon compliance of conditions for recognition in books.

d)      Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)      Refers to the fidelity points program that Vivo maintains, which allows customers to accumulate points when paying their bills referring to use of services offered.  The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

f)       Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

b)  Changes

	Company	Consolidated
Balance at 12/31/12	108,765	1,037,935
Inflows	49,038	30,574,007
Write-offs	(48,898)	(30,550,376)
Balance at 6/30/13	108,905	1,061,566

Current	67,385	798,832
Noncurrent	41,520	262,734

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

20. OTHER LIABILITIES

a)  Breakdown

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12 -Restated
Consignments on behalf of third parties	43,259	56,929	92,490	139,120
Amounts to be refunded to subscribers	40,669	38,742	49,974	45,627
Lease (a)	5,195	12,430	9,899	14,799
Obligations with related parties	104,065	103,573	94,810	50,147
License renewal fees	5,159	83,991	29,942	106,877
Other payables	28,711	15,241	52,817	22,847
Total current	227,058	310,906	329,932	379,417

Lease (a)	-	-	14,932	18,460
Obligations with related parties	7,950	7,168	8,303	7,201
Personnel, social charges and benefits	16,872	13,179	16,876	13,224
License renewal fees	-	-	93,829	87,564
Other payables	15,892	15,329	16,513	15,827
Total noncurrent	40,714	35,676	150,453	142,276

(a) Vivo and ATelecom have finance lease agreements for use of IT equipment and transmission towers.

b)  Lease

	Consolidated
	6.30.13	12.31.12 -Restated
Lease future gross payments	42,063	51,025
Unrealized financial expense	(17,232)	(17,766)
Present value of minimum payments payable	24,831	33,259

Current	9,899	14,799
Noncurrent	14,932	18,460

The consolidated lease maturity date is as follows.

	Consolidated
	Gross investment	Present Value
Falling due up to one year	8,459	9,899
Falling due over a year	33,604	14,932
Total	42,063	24,831

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues for the six-month period ended June 30, 2013.

c)  Commitments and guarantees (rentals)

The Company rents equipment and facilities, and the subsidiary Vivo has undertaken commitments with lessors of several stores, administrative buildings, and sites where the radio-base stations are located through several operating agreements maturing on different dates, with monthly payments. At June 30, 2013, total amount equivalent to full contractual period is R$4,875,734 and R$9,378,960, for Company and consolidated, respectively

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The aging list of commitments referring to rental of stores, administrative buildings and sites under non-cancellable contracts is as follows:

	Company	Consolidated
Up to one year	471,406	1,187,466
From one to five years	2,099,706	4,625,021
More than five years	2,304,622	3,566,473
Total	4,875,734	9,378,960

21. EQUITY

a. Capital

Paid-in capital as of June 30, 2013 and December 31, 2012 amounts to R$37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

Total capital shares
Common shares	381,587,111
Preferred shares	744,014,819
Total	1,125,601,930

Treasury stock
Common shares	(251,440)
Preferred shares	(2,081,246)
Total	(2,332,686)

Outstanding shares
Common shares	381,335,671
Preferred shares	741,933,573
Total	1,123,269,244

Book value per outstanding share – R$:
At June 30, 2013	38.56
At December 31, 2012	39.78

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.    However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

b. Bonus paid on acquisition of interest from noncontrolling shareholders

In accordance the with accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value.  With the adoption of IAS 27R/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding.  Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders, including expenses inherent to these transactions, were adjusted based on the Company’s equity.  The acquisition of shares from non-controlling shareholders of Lemontree and GTR totaled R$40,519.  The balance of this account at June 30, 2013 and December 31, 2012 was R$70,448.

c. Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the incorporation of Telefonica Data do Brasil Ltda. which will be capitalized annually in favor of the controlling shareholders to the extent tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at June 30, 2013 and December 31, 2012 was R$63,074

Other capital reserves

This reserve arises from merger of holdings TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo Part., which was therefore recorded in Company after merger of Vivo Part. This reserve, amounting to R$47,723, may be used for future capital increase by the Company.  The balance of this account at June 30, 2013 and December 31, 2012 was R$2,735,930.

Treasury shares

These represent the Company’s treasury shares arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Part. shares (in 2011), and iii) repurchase of common and preferred shares. At June 30, 2013 and December 31, 2012, balance in this account amounted to R$ 112,107.

On November 5, 2012, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the Company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value.  The repurchase will be made through the use of part of the existing capital reserve as of October 31, 2012, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Ruling No. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 3, 2013, the acquisitions being carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,894,534 common shares and 24,257,777 preferred shares.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

d. Income reserve

Legal reserve

This reserve is mandatorily set up by the Company considering 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve may only be used to increase capital or to offset accumulated losses. Balance in this account at June 30, 2012 and December 31, 2012 amounted to R$1,100,000.

e. Interim and proposed dividends

On January 10, 2013, the Company's Board of Directors approved the allocation of interim dividends amounting to R$1,650,000, based on income existing on the quarterly balance as of September 30, 2012, to common and preferred shareholders enrolled with the Company through the end of January 21, 2013. Payment of these interim dividends started on February 18, 2013.

On April 16, 2013, the Annual Shareholders’ Meeting approved the allocation of additional dividends proposed referring to remaining balance of P&L for 2012, amounting to R$1,498,769, plus provided for in the proposal for allocation of income to common and preferred shareholders recorded by the Company up to April 16, 2013.

Value per share (VPA) of these dividends is R$1.251620356588 and R$1.376782392246 for common and preferred shares, respectively.

Dividends will be paid through December 21, 2013, on a date to be defined by the Company’s Executive Board and timely communicated to the market.

22. NET OPERATING REVENUE

	Company		Consolidated
	2013	2012	2013	2012- Restated
Telephone service	5,473,667	6,030,532	13,050,410	13,137,872
Network usage	673,262	458,660	1,984,187	2,231,179
Data and SVAs	2,718,933	2,585,681	7,859,538	6,911,101
Cable TV services	-	-	351,463	417,406
Other services (a)	362,409	377,499	649,274	617,944
Sale of goods and equipment	-	-	1,789,618	1,155,627
Gross operating revenue	9,228,271	9,452,372	25,684,490	24,471,129

State VAT (ICMS)	(1,679,377)	(1,826,507)	(5,168,518)	(4,927,599)
PIS and COFINS	(324,080)	(338,157)	(1,059,883)	(995,464)
ISS	(10,734)	(11,154)	(22,237)	(22,438)
Discounts and returns	(929,729)	(831,113)	(2,386,863)	(1,973,908)
Deductions of gross operating revenue	(2,943,920)	(3,006,931)	(8,637,501)	(7,919,409)

Net operating revenue	6,284,351	6,445,441	17,046,989	16,551,720

(a)  Vivo’s contracted amounts of swap  and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), which are not disclosed as costs and revenues for the six-month period ended June 30, 2013 and 2012 were R$33,906 and R$20,829, respectively (Note 23).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

There is no customer who contributed with more than 10% of gross operating income for the quarters ended June 30, 2013 and 2012.

All amounts in net income are included in income and social contribution tax bases.

23. COST OF GOODS AND SERVICES

	Company		Consolidated
	2013	2012	2013	2012- Restated
Depreciation and amortization	(1,078,802)	(1,040,434)	(2,154,138)	(2,011,741)
Personnel	(128,898)	(138,793)	(246,831)	(245,172)
Interconnection and network usage	(1,656,020)	(1,641,593)	(1,888,817)	(2,060,296)
Third-party services	(887,680)	(797,643)	(1,783,636)	(1,604,790)
Rentals, insurance, condominium and means of connection (a)	(209,809)	63,722	(708,704)	(352,027)
Taxes, charges and contributions	(78,378)	(85,696)	(815,631)	(871,759)
License renewal fees	(36,661)	(48,784)	(73,470)	(81,555)
Other	(21,098)	(24,674)	(44,961)	(85,283)
Total cost of services rendered	(4,097,346)	(3,713,895)	(7,716,188)	(7,312,623)
Cost of sales	-	-	(1,082,631)	(801,249)
Total	(4,097,346)	(3,713,895)	(8,798,819)	(8,113,872)

(a) Vivo’s contracted amounts of swap  and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), which are not disclosed as costs and revenues for the six-month period ended June 30, 2013 and 2012 were R$20,829 and R$33,906, respectively (Note 22).

24. SELLING EXPENSES

	Company		Consolidated
	2013	2012	2013	2012- Restated
Depreciation and amortization	(239,911)	(236,368)	(425,822)	(458,421)
Personnel	(199,167)	(241,360)	(655,280)	(681,420)
Third-party services	(842,440)	(859,126)	(2,444,825)	(2,166,107)
Provision for impairment losses (Note 4)	(154,474)	(145,434)	(402,103)	(340,387)
Rentals/insurance/condominium	(5,370)	(2,772)	(63,529)	(52,313)
Publicity and advertising	(52,694)	(89,599)	(372,218)	(408,100)
Donations and sponsorships	-	-	(91,394)	(137,257)
Other	(10,681)	(22,715)	(62,500)	(64,696)
Total	(1,504,737)	(1,597,374)	(4,517,671)	(4,308,701)

25. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2013	2012	2013	2012- Restated
Depreciation and amortization	(26,383)	(29,474)	(265,329)	(199,827)
Personnel	(134,217)	(143,775)	(351,318)	(330,287)
Third-party services	(164,046)	(173,454)	(452,479)	(428,221)
Rent/insurance/ condominium fees and other expenses	(25,093)	(28,833)	(108,000)	(144,016)
Total	(349,739)	(375,536)	(1,177,126)	(1,102,351)

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

26. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	2013	2012	2013	2012- Restated
Fines and expenses recovered	70,918	84,199	172,222	192,388
Labor, tax, civil provisions – net	(265,279)	(182,433)	(357,344)	(279,450)
Net income on disposal/loss of assets (a)	61,145	18,248	128,343	399,092
Administrative technical services	15,184	17,720	12,014	15,287
Other revenues (expenses)	(11,380)	(34,413)	(30,781)	(86,964)
Total	(129,412)	(96,679)	(75,546)	240,353

Other operating revenues	188,897	149,873	405,903	737,604
Other operating expenses	(318,309)	(246,552)	(481,449)	(497,251)
Total	(129,412)	(96,679)	(75,546)	240,353

(a)  In the 1H12/13, Vivo sold 93 and 1,500 non-strategic transmission towers for R$40,831 and R$519,713, respectively. After this transaction, Vivo leased back part of the towers disposed of to continue the data transmission required for its mobile telephone services.

This transaction was considered a sale and leaseback transaction, as under  IAS 17. Leaseback of each asset sold was analyzed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements set forth in IAS 17.

The risks and benefits of such towers were transferred to buyers, except for towers whose transfer of risks and benefits rely on physical inspections and the corresponding technical acceptance of buyer in 2012 operations. For such items, the sale amount was recognized as deferred income, net of residual values (Note 19).

27. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2013	2012	2013	2012- Restated
Financial income (expenses)
Revenue from investments	120,301	34,433	251,534	117,351
Gains on derivative transactions	45,828	66,435	196,641	151,548
Interest receivable	44,093	83,102	128,903	102,586
Monetary and foreign exchange variation gains	43,670	102,151	108,403	207,029
Other financial income	9,184	13,419	63,515	40,703
	263,076	299,540	748,996	619,217

Financial expenses
Interest payable	(214,460)	(176,454)	(361,876)	(314,350)
Losses on derivative transactions	(27,488)	(43,373)	(107,796)	(61,178)
Monetary and foreign exchange variation losses	(106,839)	(101,314)	(271,693)	(273,304)
Pis/Cofins on interest on equity received	(20,073)	-	(20,073)	-
Other financial expenses	(20,642)	(25,881)	(77,621)	(100,100)
	(389,502)	(347,022)	(839,059)	(748,932)

Financial income (expenses), net	(126,426)	(47,482)	(90,063)	(129,715)

28. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, under the accrual basis of accounting, and pay the taxes based on estimates, in accordance with the trial balance for suspension or reduction.  Taxes calculated on profit until the month of the financial statements are recorded in liabilities or assets, as applicable.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Reconciliation of tax expense and statutory tax rates

Reconciliation of the reported tax charges to the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) at June 30, 2013 and 2012 is as follows.

	Company		Consolidated
	2013	2012	2013	2012- Restated
Income before taxes	1,878,007	2,235,066	2,385,703	3,138,658

Income and social contribution taxes expenses – at 34% rate	(638,522)	(759,922)	(811,139)	(1,067,144)
Permanent and temporary differences
Equity pick-up method, net of effects of interest on equity received	538,667	551,001	(701)	416
Unclaimed dividends	(3,490)	(19,544)	(3,490)	(19,544)
Temporary differences of subsidiaries	-	-	(34)	(39,983)
Nondeductible expenses, gifts, incentives and interest on equity received	(1,440)	(1,112)	(68,848)	(17,457)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences relating to prior years	-	-	255,812	-
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	-	(24,295)	-
Other (additions) exclusions	(48,792)	38,076	(8,578)	47,204
Tax expense	(153,577)	(191,501)	(661,273)	(1,096,508)

Effective rate	8.2%	8.6%	27.7%	34.9%
IRPJ and CSLL - current	-	-	(516,277)	(638,398)
IRPJ and CSLL – deferred	(153,577)	(191,501)	(144,996)	(458,110)

For the six-month ended June 30, 2013 and 2012, the amounts referring to changes in consolidated deferred assets and liabilities totaled R$138,002 and R$462,211, respectively, net of other changes.

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 6.2.

29. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributable to Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year.  No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent in the potential issue of shares.

Calculation of earnings per share for the six-month period ended June 30, 2013 and 2012 is as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

	2013	2012
Net profit for the year attributed to shareholders:	1,724,430	2,043,565
Common shares	549,150	650,556
Preferred shares	1,175,280	1,393,009

Number of shares:	1,123,269	1,123,660
Weighted average of common outstanding shares for the period	381,336	381,341
Weighted average of preferred outstanding shares for the period	741,933	742,319

Basic and diluted earnings per share:
Common shares	1.44	1.71
Preferred shares	1.58	1.88

30. RELATED-PARTY TRANSACTIONS AND BALANCES

30.a) Terms and conditions of related-party transactions:

a)  Landline and mobile telephone services: landline and mobile telephone services provided by companies of Telefonica Group;

b) Lease of buildings and disposal of call center assets: lease of buildings owned by the Company where the call center structure is installed and disposal of fixed assets used in call center activities to Atento Brasil, Telefonica Serviços Empresariais do Brasil and Telefonica Transportes e Logística;

c) Support service by the customer support service, collection, back office and sales people: provided by Atento Brasil;

d) Expenses Charged: these are charged to the Company by Media Networks Latin and Telefónica Del Peru;

e) Digital TV services: provided by Media Networks Latin;

f) Lease and maintenance of safety equipment: provided by Telefonica Engenharia e Segurança do Brasil:

g) Corporate services: these are passed through at the cost effectively incurred on those services;

h) Systems development and maintenance services: provided by Telefonica Global Technology:

i)    International transmission infrastructure for a number of data circuit and connection services: provided by Telefónica International Wholesale Brasil, Telefónica International Wholesale Services and Telefónica USA;

j) Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

k) Logistics and courier services: provided by Telefonica Transportes e Logística;

l) Voice portal content provider services: provided by Terra Networks Brasil;

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

m) Data communications and integrated solution services: Provided to Telefónica International Wholesale Services and Telefónica USA;

n) Long-distance calls and international roaming  services: provided by companies of Telefonica Group;

o) Refund of expenses: from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefonica Group, and;

p) Brand Fee: assignment of rights to use the brand paid to Telefónica;

q) Stock option plan: to employees of Telefonica; and

r) Cost Sharing Agreement (CSA): reimbursement of expenses for the digital business to Telefonica International.

A summary of significant related-party transactions and balances is as follows:

		Balance sheet - Assets
		6.30.13			12.31.12
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Controlling	Nature of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Companies
SP Telecomunicações Participações	o)	1	55	1,359	1	19	545
Telefónica Internacional	o)	-	128	17,721	-	149	17,393
Telefónica	o) / q)	-	58	179	-	54	137
		1	241	19,259	1	222	18,075
Other companies of the group
Telefónica Usa	m)	2,001	-	-	1,925	-	-
Telefónica da Argentina	n)	684	-	-	2,462	-	-
Telefónica de España	n)	1,102	-	-	2,476	-	-
Telefónica Del Peru	d) / n)	1,493	1,505	-	1,764	3,216	236
Telefônica Engenharia de Segurança do Brasil	a) / g) / o)	1,515	2,099	350	556	1,915	293
Telefónica International Wholesale Services Brasil	a) / g) / o)	5,446	209	22	641	218	22
Telefónica International Wholesale Services Espanha	m)	25,305	-	-	7,072	-	-
Telefónica Moviles España	n)	1,568	-	-	3,239	-	-
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / o)	1,539	15,890	1,385	1,770	15,605	1,009
Telefônica Transportes e Logistica	a) / b) / g) / o)	161	201	42	206	102	7
Terra Networks Brasil	a) / g) / o)	1,995	5,723	16	3,286	6,054	13
Other	a) / g) / n)	14,414	10,613	123	15,624	10,701	463
		57,223	36,240	1,938	41,021	37,811	2,043
Total		57,224	36,481	21,197	41,022	38,033	20,118

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

		Balance sheet - Liabilities
		6.30.13			12.31.12
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Controlling	Nature of transaction	Trade accounts payable	Other payables	Other payables	Trade accounts payable	Other payables	Other payables
Companies
SP Telecomunicações Participações	g) / o)	32,074	-	5,032	2,685	4,028	4,689
Telefónica Internacional	o) / r)	31,246	-	-	601	1,086	-
Telefónica	p)	4,362	87,810	740	3,168	35,162	-
		67,682	87,810	5,772	6,454	40,276	4,689
Other companies of the group
Telefónica Usa	i)	8,155	10	114	1,051	6,680	106
Telefónica da Argentina	n)	746	-	-	1,577	-	-
Telefónica de España	n)	1,109	-	-	2,158	-	-
Telefónica Del Peru	n)	-	-	-	49	-	-
Telefônica Engenharia de Segurança do Brasil	f)	3,045	-	8	3,828	-	8
Telefónica International Wholesale Services Brasil	i)	78,050	-	378	68,552	-	305
Telefónica International Wholesale Services Espanha	i) / n)	7,235	2,683	-	869	2,342	-
Telefónica Moviles España	n)	4,054	-	-	4,196	-	-
Telefônica Serviços Empresariais do Brasil	j) / o)	12,637	121	1,367	17,783	36	1,521
Telefônica Transportes e Logistica	k)	35,281	272	270	32,648	272	165
Terra Networks Brasil	l)	321	39	266	1,366	19	291
Other	e) / h) / n)	21,312	3,875	128	15,096	522	116
		171,945	7,000	2,531	149,173	9,871	2,512
Total		239,627	94,810	8,303	155,627	50,147	7,201

		Income statements – Revenues (Costs and Expenses)
		2013		2012
Controlling	Nature of transaction	Revenues	Costs and Expenses	Revenues	Costs and Expenses
Companies
SP Telecomunicações Participações	g) / o)	-	(23,529)	-	(3,206)
Telefónica Internacional	o) / r)	7	(22,073)	6	(7,642)
Telefónica	o) / p)	2,146	(133,796)	3,490	(75,783)
		2,153	(179,398)	3,496	(86,631)
Other companies of the group
Atento Brasil	a) / b) / c)	-	-	27,473	(574,841)
Telefónica Usa	i) / m)	1,577	(592)	-	-
Telefónica da Argentina	n)	601	(568)	-	-
Telefónica de España	n)	878	(1,342)	2,226	(1,789)
Telefónica Del Peru	d) / n)	127	(189)	371	-
Telefônica Engenharia de Segurança do Brasil	a) / f) / g) / o)	1,379	(3,513)	1,176	(3,436)
Telefónica International Wholesale Services Brasil	a) / g) / i) / o)	5,537	(87,562)	4,424	(57,318)
Telefónica International Wholesale Services Espanha	i) / m) / n)	23,818	(11,098)	9,779	(5,615)
Telefónica Moviles España	n)	1,174	(4,151)	-	(1,410)
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / j) / o)	2,884	(42,471)	2,755	(44,104)
Telefônica Transportes e Logistica	a) / b) / g) / k) / o)	570	(44,182)	524	(42,576)
Terra Networks Brasil	a) / g) / l) / o)	2,086	(383)	3,735	(1,364)
Other	a) / e) / g) / h) / n)	6,758	(22,956)	3,367	(10,958)
		47,389	(219,007)	55,830	(743,411)
Total		49,542	(398,405)	59,326	(830,042)

30.b) Key management personnel compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Executive Board for the six-month period ended June 30, 2013 and 2012 amounted to approximately R$18,891 and R$10,547, respectively.  Of this amount, R$17,355 as June 30, 2013 (R$8,158 as of June 30, 2012) correspond to salaries, benefits and social charges and R$1,536 (R$2,389 as of June 30, 2012) to variable compensation.

These amounts were carried as personnel expenses, according to the function in the groups of Costs of Services Rendered, Selling Expenses and G&A Expenses (Notes 23, 24 and 25).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

For the six-month period ended June 30, 2013 and 2012, our Directors and Officers did not receive any benefit related to pension, retirement pension or other similar benefits.

31. INSURANCE

The policy of the Company and its subsidiaries, as well as of Telefonica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.  Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditor.

Maximum limits of claims (established pursuant under each company’s agreement consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Maximum limits of claims
Operating risks (with loss of profits)	1,095,420
General civil liability (RCG)	42,319

32. SHARE-BASED COMPENSATION PLANS

The Company's controlling shareholder, Telefónica S.A., has different share-based payment plans, which were also offered to management and employees of its subsidiaries, among which, Telefônica Brasil and its subsidiaries.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instrument grant.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of June 30, 2012 and December 31, 2012 are detailed below:

a)    Share incentive plan of Telefónica S.A.: “Performance Share Plan” or “PSP”

The  General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved adoption of a long-term incentive plan to executives of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”).  At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set.  Shares will be granted, as the case may be, after the End Date of each cycle.  Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

•      Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

•      The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group.  Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date.  This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the median.  If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

At June 30, 2011 and 2012, the third and fourth cycles of this incentive plan ended, and the following number of shares were distributed to executives of Telefonica Brasil and its subsidiaries:

Cycles	Number of shares	Unit value in Euros	End date
3rd cycle: July 1, 2008	186,186	8.39	June 30, 2011
4th cycle: July 1, 2009	169,323	8.41	June 30, 2012

Following the end of the third and fourth cycles, in July 2011 and 2012, total 186,186 and zero shares were granted to all officers of Telefonica Brasil and its subsidiaries that were included in those cycles, respectively.  In the fourth cycle, no shares were granted as the minimum level of success established in the program for the TSR was not achieved.

The maximum number of outstanding shares attributed to the cycle as of June  30, 2013 is as follows:

Cycles	Number of shares	Unit value in Euros	End date
5th cycle: July 1, 2010	173,645	9.08	June 30, 2013

In the fifth cycle, no shares were granted as the minimum level of success established in the program for the TSR was not achieved.

b)    Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A.,  held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them with Telefónica S.A. shares.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares to be possible received by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A..  On participant’s co-investment, Telefónica S.A. will increase initial shares by  25%.

Initially, the plan is expected to remain effective for three years.  The cycle began on July 1, 2011 and will be effective to July 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years of grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•      maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date.

•      achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan:  the level of success is based on the comparison of the evolution or shareholder compensation, obtained through (TSR) to the evolution of the TSRs of the previously defined Comparison Group companies.

➢  100% are granted if the TSR of Telefónica S.A. exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢  30% are granted if the TSR of Telefónica S.A. is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

➢  determined by linear interpolation if the TSR of Telefónica S.A. ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢  No shares are granted if the TSR of Telefónica S.A. is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of outstanding shares attributed to the first and second cycle as of June 30, 2013 is as follows:

Cycle	Number of shares	Unit value in Euros	End date
1st cycle: July 1, 2011	380,663	8.28	June 30, 2014
2nd cycle: July 1, 2012	672,675	8.28	June 30, 2015

c)    Global share incentive plan of Telefónica S.A.: “Global Employee Share Plan” or “GESP”

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the second round of the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiaries.  Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Initially, the plan is expected to remain effective for two years.  Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period).  Shares will be granted, as the case may be, after the vesting period, beginning December 1, 2014, and is conditional upon:

•      Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•      The exact number of shares to be granted at the end of the vesting period will rely upon the number of shares acquired and held by employees.  Thus, employees enrolled with the plan, continuing with the Group, and who have held the shares acquired for additional twelve months after the vesting period, are entitled to receive one free share for each share they have acquired and held through the end of the vesting period.

The vesting period started in November 2012 and, as of June 30, 2013, employees of Telefônica Brasil and its subsidiaries enrolled with the plan totaled 1,839.

The Company and its subsidiaries recorded personnel expenses referring to share-based compensation plans for the six-month period ended June 30, 2013 and 2012, as follows:

Plans	2013	2012
PSP	653	586
PIP	5,538	4,601
GESP	1,100	729
Total	7,291	5,916

33. POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefits types are as follows.

Plan	Type (1)	Entity	Sponsorship

PBS-A	BD	Sistel	Telefonica Brasil and Vivo in conjunction with the other telecommunication companies resulting from the privatization of Telebras System

PAMA / PCE	Medical care	Sistel	Telefonica Brasil and Vivo in conjunction with the other telecommunication companies resulting from the privatization of Telebras System

CTB	BD	Telefônica Brasil	Telefônica Brasil

PBS	BD/Hybrid	VisãoPrev	Telefonica Brasil and Vivo

PREV	Hybrid	VisãoPrev (2)	Vivo

VISÃO	CD/Hybrid	VisãoPrev	A. Telecom, Telefonica Data, Telefonica Brasil, Vivo and Visão Prev Companhia de Previdência Complementar

(1) BD = Defined benefit plan;
CD = Defined Contribution Plan;
Hybrid = Plan that offers both BD and CD-type benefits. (2) Except for plan CELPREV, managed by Sistel.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The Company and its subsidiaries, together with other companies from former Telebrás System, sponsor private pension plans and post-employment medical benefits, as follows:  i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefonica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular

The Company and its subsidiaries individually sponsor defined benefit retirement plans - Plano PBS, managed by Visão Prev. In addition, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiaries to retired employees and their dependents (managed by Fundação Sistel, with constituted fund and participants contributions), at shared costs.  Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil.  The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%
PBS Telesp	11.47%
PBS Telesp Celular	10.68%
PBS Tele Sudeste Celular	11.73%
PBS Telemig Celular	6.11%
PAMA	1.5%

For other employees of the Company and its subsidiaries, there are individual defined contribution plans - Visão Benefit Plan, which is managed by Visão Prev Companhia de Previdência Complementar. The other Plans are funded by contributions made by members (employees) and by sponsors, which are credited to members’ individual accounts.  The Company and its subsidiaries are responsible for bearing all administrative and maintenance expenses of such plans, including members’ death and disability risks.  The contributions made by the Company and its subsidiaries to those plans are equal to those of the employees, varying from 2% to 9% of the contribution salary for members belonging to Telefonica Brasil, and from 0% to 8% of the contribution salary for those members belonging to Vivo, based on the percentage chosen by the member.

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

Vivo also sponsors the CelPrev. The participant may contribute to the plan in three ways, to wit: (a) normal basic contribution: percentage ranging from 0% to 2% of their participation salary; (b) normal additional contribution: percentage ranging from 0% to 6% of part of their participation salary exceeding  10 Standard Reference Units of the Plan, and (c) volunteer contribution:  percentage freely chosen by the participant, and applied on their participation salary.  The sponsor may contribute in four ways, to wit:  (a) normal basic contribution: contribution equal to the normal basic contribution of the participant, less contribution to fund the health allowance benefit and administrative expenses; (b) normal additional contribution: equal to the normal additional contribution of the participant, less administrative expenses; (c) volunteer contribution: volunteer contribution and with frequency determined by the sponsor, and (d) special contribution: contribution solely to sponsor’s employees not belonging to PBS and who enrolled with the plan 90 days from the day CelPrev became effective.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

All revenues and expenses relating to defined benefit plans and benefit plans hybrids, such as employer contributions, the current service costs, interest costs and expected return on plan assets are recognized directly in the operating income of the Company and its subsidiaries.

Gains and losses relating to defined benefit plans and benefit plans hybrids, in addition to recoverability limitations of surpluses for refund or reduction in future contributions are immediately recognized in other comprehensive income, causing no impact on the operating income of the Company and its subsidiaries.

Actuarial liabilities recorded by the Company and its subsidiaries as of June 30, 2013 and December 31, 2012 are as follows:

	Company		Consolidated
	6.30.13	12.31.12	6.30.13	12.31.12
CTB	50,214	50,651	50,214	50,652
PAMA	336,258	321,717	357,073	341,617
PREV	-	-	2	-
Total	386,472	372,368	407,289	392,269

For the surplus plans, the net actuarial assets were recorded by the Company and its subsidiaries at June 30, 2013 and December 31, 2012, in the group of other assets (Note 9).

34. FINANCIAL INSTRUMENTS

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, estimates presented do not necessarily indicate the amounts that may be realized in current market.  The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

Breakdown of financial assets and liabilities as of June 30, 2013 and December 31, 2012 is as follows:

At June 30, 2013:

	Company
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Available for sale	Loans and receivable		Level 2	Total accounting value	Total fair value
					Level 1 Market price	Estimated based on other market data
Current
Cash and cash equivalents (Note 3)	-	-	-	4,367,490	-	-	4,367,490	4,367,490
Derivative transactions (Note 34)	1,225	58,723	-	-	-	59,948	59,948	59,948

Noncurrent
Equity interests (Note 10)	-	-	132,781	-	132,781	-	132,781	132,781
Derivative transactions (Note 34)	-	20,201	-	-	-	20,201	20,201	20,201
Total financial assets	1,225	78,924	132,781	4,367,490	132,781	80,149	4,580,420	4,580,420

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

	Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 - Estimated based on other market data	Total accounting value	Total fair value
Current
Loans and financing (Note 16.1)	364,207	410,410	-	364,207	774,617	822,265
Debentures (note 16.2)	6,179	717,519	-	6,179	723,698	958,722
Derivative transactions (Note 34)	311	-	7,659	7,970	7,970	7,970

Noncurrent
Loans and financing (Note 16.1)	-	375,461	-	-	375,461	391,009
Debentures (note 16.2)	91,174	3,465,341	-	91,174	3,556,515	3,324,622
Total financial liabilities	461,871	4,968,731	7,659	469,530	5,438,261	5,504,588

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Available for sale	Loans and receivable	Level 1 Market price	Level 2 - Estimated based on other market data	Total accounting value	Total fair value
Current
Cash and cash equivalents (Note 3)	-	-	-	7,779,199	-	-	7,779,199	7,779,199
Derivative transactions (Note 34)	2,543	62,375	-	-	-	64,918	64,918	64,918

Noncurrent
Equity interests (Note 10)	-	-	132,781	-	132,781	-	132,781	132,781
Derivative transactions (Note 34)	-	374,697	-	-	-	374,697	374,697	374,697
Total financial assets	2,543	437,072	132,781	7,779,199	132,781	439,615	8,351,595	8,351,595

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 - Estimated based on other market data	Total accounting value	Total fair value
Current
Loans and financing (Note 16.1)	396,628	886,315	-	396,628	1,282,943	1,449,017
Debentures (note 16.2)	6,179	717,519	-	6,179	723,698	958,722
Derivative transactions (Note 34)	1,689	-	43,457	45,146	45,146	45,146

Noncurrent
Loans and financing (Note 16.1)	1,273,708	2,154,181	-	1,273,708	3,427,889	3,250,528
Debentures (note 16.2)	91,174	3,465,341	-	91,174	3,556,515	3,324,622
Derivative transactions (Note 34)	-	-	21,007	21,007	21,007	21,007
Total financial liabilities	1,769,378	7,223,356	64,464	1,833,842	9,057,198	9,049,042

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

At December 31, 2012:

	Company
	Fair value		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivable		Level 2	Total accounting value	Total fair value
				Level 1 Market price	Estimated based on other market data
Current
Cash and cash equivalents (Note 3)	-	-	3,079,282	-	-	3,079,282	3,079,282
Derivative transactions (Note 34)	39,197	-	-	-	39,197	39,197	39,197

Noncurrent
Equity interests (Note 10)	-	142,881	-	142,881	-	142,881	142,881
Derivative transactions (Note 34)	21,465	-	-	-	21,465	21,465	21,465
Total financial assets	60,662	142,881	3,079,282	142,881	60,662	3,282,825	3,282,825

	Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 - Estimated based on other market data	Total accounting value	Total fair value
Current
Loans and financing (Note 16.1)	332,518	411,423	-	332,518	743,941	792,682
Debentures (note 16.2)	6,013	696,202	-	6,013	702,215	811,919
Derivative transactions (Note 34)	455	-	8,292	8,747	8,747	8,747

Noncurrent
Loans and financing (Note 16.1)	3,055	579,367	-	3,055	582,422	541,622
Debentures (note 16.2)	90,235	2,163,455	-	90,235	2,253,690	2,158,008
Derivative transactions (Note 34)	-	-	3,733	3,733	3,733	3,733
Total financial liabilities	432,276	3,850,447	12,025	444,301	4,294,748	4,316,711

	Consolidated
	Fair value		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivable	Level 1 Market price	Level 2 - Estimated based on other market data	Total accounting value	Total fair value
Current
Cash and cash equivalents (Note 3)	-	-	7,133,485	-	-	7,133,485	7,133,485
Derivative transactions (Note 34)	41,109	-	-	-	41,109	41,109	41,109

Noncurrent
Equity interests (Note 10)	-	142,881	-	142,881	-	142,881	142,881
Derivative transactions (Note 34)	286,278	-	-	-	286,278	286,278	286,278
Total financial assets	327,387	142,881	7,133,485	142,881	327,387	7,603,753	7,603,753

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 - Estimated based on other market data	Total accounting value	Total fair value
Current
Loans and financing (Note 16.1)	365,192	890,131	-	365,192	1,255,323	1,456,466
Debentures (note 16.2)	6,013	696,202	-	6,013	702,215	811,919
Derivative transactions (Note 34)	470	-	29,116	29,586	29,586	29,586

Noncurrent
Loans and financing (Note 16.1)	1,009,673	2,746,328	-	1,009,673	3,756,001	3,581,630
Debentures (note 16.2)	90,235	2,163,455	-	90,235	2,253,690	2,158,008
Derivative transactions (Note 34)	-	-	26,545	26,545	26,545	26,545
Total financial liabilities	1,471,583	6,496,116	55,661	1,527,244	8,023,360	8,064,154

Fair value hierarchy

The Company and its subsidiaries use the following hierarchy to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: other techniques for which all data that have significant effect on the fair value recorded are directly or indirectly observable.

Level 3: techniques that use data that have significant effect on the fair value recorded and that are not based on observable market data.

For the six-month period ended June 30, 2013, no transfers of assessments of fair value between level 1 and level 2, nor level 3 and level 2 were made. The Company and its subsidiaries do not have financial instruments with fair value level 3 assessments.

Capital management

The purpose of the Company and its subsidiaries’ Capital management is to ensure that a solid credit rating  is sustained with the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiaries manage their capital structure by making adjustments and adapting into current economy conditions.  For this purpose, the Company and its subsidiaries may pay dividends, raise new loans, issue promissory notes and contract derivative transactions.  For the six-month period ended June 30, 2013, there were no changes in the Company’s objectives, policies or capital structure processes

Net debt structure of the Company and its subsidiaries includes:  loans, financing, derivative operations, less cash and cash equivalents.

Risk management policy

The Company and its subsidiaries are exposed to various market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company and its subsidiaries are detailed below.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

a.    Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At June 30, 2013, 18.8% (19.9% at December 31, 2012) of the financial debt was denominated in foreign currency. The Company and its subsidiaries have entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$1,694,659 at June 30, 2013 and R$1,586,711 at December 31, 2012). In view of this, total debt was covered by asset positions on currency hedge  transactions (swap  for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period

As from May 2010, hedge transactions were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency.  This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$35,301 and €3,703 payable at June 30, 2013 and US$ 16,130 and €4,140 payable at December 31, 2012) to minimize the related currency risk.

b.    Interest rate and inflation risk:

This risk arises from the possibility of the Company and its subsidiaries incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and liability positions in derivatives (exchange rate hedge and IPCA and TJLP) contracted at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5.0% p.a. as from January 2013.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company and its subsidiaries invest cash surplus of R$7,701,487 (R$7,039,181 at December 31, 2012), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation.  The book value of these instruments approximates market value, since they are redeemable within a short term.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

c.    Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiaries do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 16, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiaries’ liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

d.    Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base.  The Company and its subsidiaries constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills.  At Vivo, the customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk.  Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At June 30, 2013 and December 31, 2012, the customer portfolio of the Company and its subsidiaries had no subscribers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions.  The Company and its subsidiaries control the credit limit granted to all counterparties and diversifies such exposure among top tier financial institutions, according to credit policy of financial counterparties in force.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Derivatives and risk management policy

All the Company’s and its subsidiaries’ derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency and against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term and against TJLP variation of debt installment with BNDES.  As such, any changes in risk factors generate an opposite effect on the hedged end.  Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk

The Company and its subsidiaries have internal controls over their derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy.  The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly).  At June 30, 2013 and December 1, 2012, derivative instruments taken out were effective for the hedged debts.  Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company and its subsidiaries entered into swap  contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At June 30, 2013 and December 31, 2012, the Company and its subsidiaries had no embedded derivatives agreements.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves.  The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps  and do not require margin deposits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

		Consolidated
						Accumulated effect
		Notional value		Fair value		Amount receivable (payable)
Description	Index	6.30.13	12.31.12	6.30.13	12.31.12	6.30.13	12.31.12
Swap agreements
Receivable
Foreign currency (a)		1,464,195	1,329,065	1,924,322	1,672,895	346,182	253,189
Citibank	US$	181,230	181,230	230,822	216,270	55,354	39,617
Votorantim	US$	5,047	7,744	6,722	9,311	-	-
Banco do Brasil	US$	258,900	258,900	357,485	326,263	58,464	38,576
Bradesco	US$	493,778	415,464	626,960	519,481	45,782	32,931
ITAÚ	US$	82,033	22,520	82,808	22,239	779	-
JP Morgan	US$	443,207	443,207	619,525	579,331	185,803	142,065

Foreign currency (b)		13,236	11,773	13,616	11,772	335	-
Bradesco	EUR	13,236	2,613	13,616	2,613	335	-
ITAÚ	EUR	-	9,160	-	9,159	-	-

Fixed tax (c)		500,000	7,839	504,679	7,839	(1,545)	-
Bradesco	FIXED	100,000	2,613	101,247	2,613	(184)	-
HSBC	FIXED	100,000	2,613	100,500	2,613	(385)	-
ITAÚ	FIXED	300,000	2,613	302,932	2,613	(976)	-

Inflation rates		72,000	72,000	97,353	96,249	20,460	22,086
Itaú	IPCA	72,000	72,000	97,353	96,249	20,460	22,086

Currency (d)		202,964	-	197,196	-	3,034	-
HSBC	URTJLP	101,482	-	98,598	-	1,326	-
Citibank	URTJLP	101,482	-	98,598	-	1,708	-

Foreign currency (c)		179,533	179,533	255,755	238,422	69,316	52,112
Bradesco	LIBOR US$	179,533	179,533	255,755	238,422	69,316	52,112

Variable rates (c)		100,386	-	100,399	-	288	-
Bradesco	Interbank Depository Certificates (CDI)	27,278	-	27,376	-	-	-
Itaú	CDI	73,108	-	73,023	-	288	-

Payable
Variable rates (a)		(1,752,395)	(1,412,838)	(2,362,429)	(1,509,659)	(60,092)	(55,545)
Citibank	CDI	(282,712)	(181,230)	(278,100)	(180,418)	(5,742)	(3,765)
Votorantim	CDI	(5,047)	(7,744)	(14,381)	(21,336)	(7,659)	(12,025)
Banco do Brasil	CDI	(258,900)	(258,900)	(299,021)	(287,686)	-	-
HSBC	CDI	(101,482)	-	(199,243)	-	(1,086)	-
Bradesco	CDI	(507,014)	(418,077)	(658,412)	(463,910)	(28,885)	(26,273)
Itaú	CDI	(154,033)	(103,680)	(462,830)	(105,893)	-	(333)
JP Morgan	CDI	(443,207)	(443,207)	(450,442)	(450,416)	(16,720)	(13,149)

Foreign currency (b)		(179,533)	(179,533)	(255,755)	(238,422)	(2,955)	(586)
Bradesco	LIBOR US$	(179,533)	(179,533)	(255,755)	(238,422)	(2,955)	(586)

Variable rates (c)		-	(72,000)	-	-	-	-
Itaú	IPCA	-	(72,000)	-	-	-	-

Foreign currency (d)		(127,278)	-	(2,896)	-	(55)	-
Banco do Brasil	EUR	(127,278)	-	-	-	-	-
Itaú	EUR	-	-	(2,896)	-	(55)	-

Foreign currency (c)		(73,108)	-	(98,776)	-	(1,506)	-
Itaú	US$	(73,108)	-	(70,205)	-	(311)	-
Bradesco	US$	-	-	(28,571)	-	(1,195)	-

			Receivable			439,615	327,387
			Payable			(66,153)	(56,131)
			Amounts receivable, net			373,462	271,256

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

a) Swaps  of foreign currency (USD) x CDI (R$1,754,224) – swap  transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt book value of R$1,695,211).

b) Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$81,530 - swap contracts entered into with maturities until March 1, 2013, to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (book value of R$78,212 in dollars and R$10,731in Euro).

c) Swap IPCA x CDI percentage (R$97,353) – swap transactions with maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issuance – 3rd series) pegged to the IPCA (market value R$97,353)).

d) Swaps of TJLP x CDI (R$197,196) – swap  transactions contracted with different maturity dates until 2019, to hedge against TJLP variation for loans with BNDES (financial debt book value of R$204,498).

e) Pre X CDI Swap (R$504,678) – swap transactions maturing in 2013 with the purpose of reducing exposure to local floating rates (CDI).

The expected maturities of swap  contracts as of June 30, 2013 are as follows:

Swap agreements	Maturity:
	2013	2014	2015	2016 onward	Amount receivable (payable) at 6.30.13
Foreign currency x CDI	43,459	21,138	193,321	96,667	354,585
Votorantim	(3,973)	(3,686)	-	-	(7,659)
Bradesco	(5,859)	(14,733)	7,518	96,667	83,593
JP Morgan	(3,474)	(13,246)	185,803	-	169,083
Banco do Brasil	58,464	-	-	-	58,464
Citibank	(2,478)	52,803	-	-	50,325
Itaú	779	-	-	-	779

CDI x Foreign currency	(1,273)	-	-	-	(1,273)
Itaú	(78)	-	-	-	(78)
Bradesco	(1,195)	-	-	-	(1,195)

Fixed x CDI	(1,545)	-	-	-	(1,545)
Itaú	(976)	-	-	-	(976)
HSBC	(385)	-	-	-	(385)
Bradesco	(184)	-	-	-	(184)

TJLP x CDI	700	1,112	(765)	188	1,235
Citibank	392	692	(297)	208	995
HSBC	308	420	(468)	(20)	240

IPCA x CDI	258	20,202	-	-	20,460
Itaú	258	20,202	-	-	20,460

Total	41,599	42,452	192,556	96,855	373,462

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

For the purpose of preparing the financial statements, the Company and its subsidiaries adopted hedge  accounting for its foreign currency X CDI and IPCA x CDI and TJLP X CDI swap transactions providing financial debt hedge.  Under this methodology, both the derivative and the risk covered are stated at fair value.

The ineffectiveness at June 30, 2013 and December 31, 2012 totaled R$1,345 and R$2,188, respectively.

For the six-month period ended June 30, 2013 and 2012, derivative transactions generated a consolidated losses of R$88,845 and R$90,370, respectively, according to Note 27.

At June 30, 2013, the Company and its subsidiaries recorded R$439,615 as assets and R$66,153 as liabilities in order to recognize the derivatives position as of that date.

Sensitivity analysis of the Company’s risk variables

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates).  Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above.  For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company and Vivo has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null.  For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s and Consolidated net exposure for each of the three mentioned scenarios, as shown below:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

Sensitivity analyses – Net exposure

Consolidated
Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (Receivable)	Derivatives (Devaluation risk US$)	1,214,555	1,525,412	1,839,255
Debt in US dollar	Debts (Valuation risk US$)	(1,214,555)	(1,525,412)	(1,839,255)
	Net exposure	-	-	-

Hedge (Receivable)	Derivatives (Devaluation risk EUR)	10,720	13,441	16,130
Accounts payable in EUR	Accounts payable in EUR (Valuation risk EUR)	(21,509)	(26,886)	(32,263)
Accounts receivable in EUR	Accounts payable in EUR (Devaluation risk EUR)	10,778	13,473	16,167
	Net exposure	(11)	28	34

Hedge (Receivable)	Derivatives (Devaluation risk US$)	70,811	88,947	106,755
Accounts payable in USD	Debts (Valuation risk US$)	(110,970)	(138,713)	(166,455)
Accounts receivable in USD	Debts (Devaluation risk US$)	32,758	40,947	49,137
	Net exposure	(7,401)	(8,819)	(10,563)

Hedge (Receivable)	Derivatives (Risk of IPCA devaluation)	97,353	98,495	99,749
Debt in IPCA	Debts (Risk of IPCA appreciation)	(97,353)	(98,495)	(99,749)
	Net exposure	-	-	-

Hedge (Receivable)	Derivatives (Risk of UMBND devaluation)	540,180	689,182	844,403
Debt in UMBND	Debts (Risk of UMBND increase)	(534,794)	(682,302)	(835,965)
	Net exposure	5,386	6,880	8,438

Hedge (Receivable)	Derivatives (Risk of TJLP decrease)	197,196	212,693	229,189
Debt in TJLP	Debts (Increase risk of TJLP)	(197,204)	(212,701)	(229,198)
	Net exposure	(8)	(8)	(9)

Hedge (CDI - Receivable)	Derivatives (Risk of CDI increase)
Hedge USD (Payable)	Derivatives (Risk of CDI increase)	(944,342)	(1,014,357)	(1,048,673)
Hedge USD and EUR (Payable and Receivable)	Derivatives (Risk of CDI increase)	(80,676)	(84,156)	(85,049)
Hedge UMBND (Payable)	Derivatives (Risk of CDI increase)	(457,935)	(494,863)	(534,386)
Hedge TJLP (Payable)	Derivatives (Risk of CDI increase)	(195,961)	(211,632)	(225,997)
Hedge IPCA (Payable)	Derivatives (Risk of CDI increase)	(76,893)	(77,801)	(80,101)
	Net exposure	(1,755,807)	(1,882,809)	(1,974,206)

Net exposure in each scenario		(1,757,841)	(1,884,728)	(1,976,306)

Net effect in the variation of current fair value		-	(126,887)	(218,465)

Assumptions for sensitivity analysis

Variable of Risk:	Probable	Deterioration 25%	Deterioration 50%
US$	2.2156	2.7695	3.3234
EUR	2.898	3.6225	4.347
IPCA	6.68%	8.36%	10.03%
CDI	7.72%	9.65%	11.58%
UMBND	0.0433	0.0541	0.065
URTJLP	1.9741	2.4676	2.9611

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Six-month period ended June 30, 2013

(In thousands of reais, unless stated otherwise)

The fair values shown in the table above are based on the status of the portfolio as of June 30, 2013, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company.  The use of different assumptions may significantly impact estimates.

35. SUBSEQUENT EVENTS

The Company General Shareholders' Meeting of July 1, 2013 approved the corporate restructuring described in note 1c3), with the merger by the Company of the (i) spun-off net assets of TData; (ii) spun-off equity Vivo; (iii) spun-off equity ATelecom and (iv) of TST, maintaining only two operating companies: the Company and TData, its wholly owned subsidiary.

This corporate restructuring did not result in the Company’s capital increase, issue of new shares by the Company or any changes in equity interest of the current Company’s shareholders or in any withdrawal rights, not having any interruptions of the telecommunication services provided by the merged/spun-off. Such services will be entirely succeeded by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 5, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director